Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VCA INC.,

MMI HOLDINGS, INC.,

VENICE MERGER SUB INC.

and (solely for the purpose of Section 9.15)

MARS, INCORPORATED

Dated as of January 7, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 7, 2017, is by and among VCA Inc., a Delaware corporation (the “Company”), MMI Holdings, Inc., a Delaware corporation (“Acquiror”), Venice Merger Sub Inc., a Delaware corporation and direct or indirect wholly owned Subsidiary of Acquiror (“Merger Sub”), and, solely for the purposes of Section 9.15, Mars, Incorporated, a Delaware corporation (“Parent”). Acquiror, Merger Sub, the Company and, solely for the purposes of Section 9.15, Parent are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions contained herein, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation;

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares, any Dissenting Shares and any Remainder Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”), after due and careful consideration, and in consultation with the Company’s tax, legal and financial advisors, has unanimously (a) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved and declared advisable this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, and the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, (d) resolved to submit this Agreement to the stockholders of the Company for their approval of the adoption hereof, and (e) subject to Section 6.3, resolved to recommend the adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”) and to include such recommendation in the Proxy Statement;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board of Directors”) has unanimously approved the Merger and authorized the execution and delivery by Acquiror of this Agreement, the performance by Acquiror of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein; (b) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole stockholder; (c) resolved to submit this Agreement to the sole stockholder of Merger Sub for its approval of the adoption hereof; and (d) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent, Acquiror and Merger Sub to enter into this Agreement, each of Robert L. Antin and Arthur J. Antin is entering into a voting agreement with Acquiror (each, a “Voting Agreement”), pursuant to which such person is agreeing to vote all of the shares of Company Common Stock beneficially owned by it in favor of the adoption of this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, at the Company Special Meeting; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Specified Definitions. As used in this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains provisions that are no less favorable (other than in any immaterial and non-substantive respect) to the Company than those that are contained in the Confidentiality Agreement (including standstill restrictions, except that such agreement need not contain any restriction that would prohibit the counterparty from making a Company Takeover Proposal to the Company Board of Directors or acquiring the Company pursuant to such Company Takeover Proposal as contemplated by this Agreement) and that does not prohibit the Company from providing to Acquiror the information required to be provided pursuant to Section 6.3.

“Acquiror Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing that prevents, materially delays or materially impairs the ability of Acquiror or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

“Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership interests or other ownership interests, by Contract or otherwise.

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and Canada Competition Act.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Governmental Entities in the State of Delaware are authorized or required by Law to close.

“Canada Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34 (as amended).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Available Software” shall mean any computer software which is off the shelf, generally commercially available pursuant to shrink wrap, click through or other non-negotiable licensing terms, used by the Company with little or no configuration.

“Company Associate” means (a) with respect to the Company, each director, each Named Executive Officer, and each other employee of the Company or individual consultant who provides services on a substantially full-time basis who, in each case, as of the end of the most recently completed fiscal year, had a base salary, in the case of employees, or annual fees, in the case of consultants, of $225,000 or more and (b) with respect to each Subsidiary of the Company, each director (or, in the case of limited liability company Subsidiaries, managers or, in the case of limited partnership Subsidiaries, general partners, in each case, only if such persons are natural persons) and each employee of such Subsidiary or individual consultant who provides services on a substantially full-time basis who, in each case, as of the end of the most recently completed fiscal year, earned $225,000 or more in base salary, in the case of employees, or annual fees, in the case of consultants.

“Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any of its ERISA Affiliates contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability; provided, that in no event shall a Company Benefit Plan include any arrangement operated by a Governmental Entity to which the Company or any Subsidiary is required to contribute under applicable Law.

“Company Intellectual Property” means all Intellectual Property that, in whole or in part, is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (a) was not known to or reasonably expected by the Company Board of Directors as of or prior to the date of this Agreement and (b) does not relate to any Company Takeover Proposal or expected receipt of a Company Takeover Proposal; provided, however, that in no event shall any of the following constitute, or be taken into account in determining the existence of, a Company Intervening Event: (x) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or (y) the reasonably foreseeable consequences of the announcement of this Agreement.

“Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing (a) that is materially adverse to the business, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) that prevents, materially delays or materially impairs the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement; provided, that for purposes of clause (a), “Company Material Adverse Effect” shall not be deemed to include the impact of (i) changes after the date hereof in GAAP (or authoritative interpretation or enforcement thereof), (ii) changes after the date hereof in Laws (or authoritative interpretation or enforcement thereof), (iii) changes after the date hereof in global, national or regional political conditions (including cyber-attacks, acts of terrorism or sabotage, the outbreak of war or other armed hostilities or the escalation of any of the foregoing), (iv) any hurricane, flood, tornado, earthquake or other natural disaster, (v) actions or omissions required of the Company or any of the Company’s Subsidiaries by this Agreement or any action or omission taken at the written request of Acquiror, (vi) (A) the announcement of this Agreement or the Merger, including the announcement of the identity of Acquiror (provided, that this clause (vi)(A) shall not apply to any representation or warranty in Section 4.3(c), Section 4.3(d), Section 4.7(a), Section 4.10(f) or Section 4.10(g) to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), or (B) any communication by Acquiror or any of its Affiliates regarding plans or proposals, with respect to the Company and its Subsidiaries, (vii) any breach of this Agreement by Acquiror or Merger Sub, (viii) a change, in and of itself, in the trading price or volume of the Company’s common stock or the failure, in and of itself, to meet internal or external budgets, forecasts, projections or predictions or analysts’ expectations or projections for any future period (provided, that the underlying causes of such change or failure may be taken into account in determining the existence of a Company Material Adverse Effect), (ix) changes after the date hereof in the global securities, credit or other financial markets or in general economic, business or market conditions, including any disruption thereof or any change in prevailing interest rates, or (x) conditions generally affecting the U.S. economy or the veterinary industry (including changes to commodity prices); except, with respect to clauses (iii), (iv), (ix) and (x) of this definition, to the extent that the effects of such change are disproportionately adverse to the business, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the veterinary industry.

“Company Option” means any option to purchase Company Common Stock granted under a Company Stock Plan.

“Company Registrations” means all Patent Rights and all registrations and applications for Trademarks or Copyrights that are owned by the Company or any of its Subsidiaries, alone or jointly with others.

“Company Restricted Stock” means any share of Company Common Stock subject to vesting or forfeiture granted under a Company Stock Plan.

“Company Stock Plans” means, collectively, the Company’s 1996 Stock Incentive Plan, the Company’s 2001 Stock Incentive Plan, the Company’s 2006 Equity Incentive Plan and the Company’s 2015 Equity Incentive Plan.

“Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (a) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Company Common Stock or more than fifty percent (50%) of the assets of the Company and its Subsidiaries, taken as a whole, that the Company Board of Directors determines in good faith (in accordance with Section 6.3(f)), after consultation with its outside financial advisor and outside legal counsel, taking into account the timing and likelihood of consummation relative to the transactions contemplated by this Agreement, and after giving effect to any changes to this Agreement proposed by Acquiror in response to such Company Takeover Proposal (in accordance with Section 6.3(f)) and all other financial, legal, regulatory, Tax and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, as the Company Board of Directors deems relevant, is more favorable from a financial standpoint to the stockholders of the Company than the Merger.

“Company Takeover Proposal” means any proposal or offer from any person (other than Parent or any of its direct or indirect Subsidiaries), with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (a) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (b) any acquisition of twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing twenty percent (20%) or more of the voting power of the Company, (c) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company, (d) any tender offer or exchange offer that if consummated would result in any person beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing twenty percent (20%) or more of the voting power of the Company or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is twenty percent (20%) or more.

“Contract” (including, its correlative meaning, “Contractual”) means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“Debt Financing Sources” means any entity (other than Acquiror or any of its Affiliates) that has committed to provide, underwrite or arrange or act as an administrative or facility agent in respect of all or any part of the Debt Financing in connection with the Merger or other transactions contemplated by this Agreement, including any arranger, agent, lender or investor that is a party to any commitment letter, engagement letter, joinder agreement, purchase agreement, indenture, credit agreement or other definitive agreement entered into pursuant thereto or relating thereto, together with its Affiliates, and its and their respective officers, directors, employees, agents, Representatives, members, managers, general or limited partners, shareholders, controlling persons, successors and assigns.

“Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or Release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

“ERISA” means the Employee Retirement Income and Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Governmental Entity” means any U.S. federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any similar Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous or medical waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (d) all lease obligations of such person that are required to be capitalized in accordance with GAAP as in effect on the date hereof on the books and records of such person, (e) all Indebtedness of others (excluding the Company and any of its Practice Entities or Subsidiaries (including Subsidiaries acquired after the date hereof in accordance with Section 6.1)) secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (f) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (g) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon and not repaid or reimbursed, and (h) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than the Company and any of its Practice Entities or Subsidiaries (including Subsidiaries acquired after the date hereof in accordance with Section 6.1).

“Intellectual Property” means the following, subsisting anywhere in the world: (a) patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations) (“Patent Rights”); (b) trademarks and service marks, logos, trade dress, Internet domain names, corporate names and doing business designations, including all goodwill therein, and all registrations and applications for registration of the foregoing (“Trademarks”); (c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors, and all works of authorship (“Copyrights”); (d) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, formulas, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (e) the right to sue and recover damages and seek other remedies against past, present and future infringement or other violation thereof and rights of protection of interest therein under the Laws of all jurisdictions.

“knowledge” means, (i) with respect to the Company and its Subsidiaries, the knowledge of the individuals listed on Section 1.1(A)(i) of the Company Disclosure Schedule and (ii) with respect to Acquiror and Merger Sub, the knowledge of the individuals listed on Section 1.1(A)(ii) of the Company Disclosure Schedule.

“Laws” means all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Entities.

“Legal Proceeding” means any claim, action, suit, litigation, arbitration, proceeding or governmental or administrative investigation, audit, inquiry or action.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Liens” means all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“made available” means, with respect to any information, document or material, that such information, document or material was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document (or expressly incorporated by reference into a Company SEC Document) after January 1, 2015 and prior to the date hereof or (b) made available for review by Acquiror or its Representatives in the electronic data site established on behalf of the Company and to which Acquiror and certain of its Representatives have been given access in connection with the transactions contemplated by this Agreement on or prior to 5:00 P.M. New York time on January 6, 2017.

“Named Executive Officers” means the principal executive officer, the principal financial officer and the next three most highly paid executive officers of the Company as of the end of the most recently completed fiscal year, based on total compensation as determined under Rule 402 of Regulation S-K under the Securities Act of 1933, as amended.

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or delinquent or which are being contested in good faith by appropriate proceedings and, with respect to material amounts contested as of the date of the most recent consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents, for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent for greater than thirty (30) days or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building, fire, health and Environmental Laws and similar regulations, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, social security and other similar legislation, (e) Liens relating to intercompany borrowings among a person and its direct or indirect subsidiaries, (f) purchase money Liens securing payments under capital lease arrangements, (g) Liens securing obligations under the Credit Agreement, (h) other than with respect to Company Owned Real Property or Company Leased Real Property, Liens arising under, and the other terms and conditions set forth in, original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and containing terms consistent with arm’s length transactions of a similar type, (i) Liens specifically identified, reflected in, reserved against or otherwise disclosed in the Company Financial Statements and (j) Liens on assets of Subsidiaries acquired in accordance with Section 6.1 after the date hereof that were existing on such assets prior to the date such acquisitions are consummated and would have been Permitted Liens had such assets and Subsidiaries been owned by the Company on the date hereof.

“person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Practice Entity” means each entity (other than any Subsidiary of the Company), the primary purpose of which is to provide professional veterinary services, that is consolidated by the Company in the Company Financial Statements.

“Proxy Statement” means the proxy statement of the Company related to the solicitation of votes in favor of the adoption of this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, at the Company Special Meeting.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means, with respect to any person, such person’s Subsidiaries and such person’s and its Subsidiaries’ respective directors, officers, employees, agents, attorneys, accountants, financial advisors, investment bankers and other representatives.

“Restricted Stock Units” means any restricted stock unit payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock granted under a Company Stock Plan.

“Restrictive Covenant” means any agreement or obligation restricting or limiting the ability of a Company Associate to solicit or hire any employee of the Company or its Subsidiaries, solicit or conduct business with any business counterparty of the Company or its Subsidiaries or compete with the Company or its Subsidiaries.

“SEC” means the U.S. Securities and Exchange Commission.

“SRO” means any self-regulatory organization of any nature, including any United States or foreign securities exchange, futures exchange, commodities exchange or contract market and any advertising or industry self-regulatory organization.

“Subsidiaries” means, with respect to any Party, any corporation, partnership, joint venture or other legal entity of which such Party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, fifty percent (50%) or more of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax” means all federal, state, local or foreign tax, custom, impost, levy, duty, fee or other assessment or charge of any nature whatsoever imposed by any Governmental Entity (including any income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, premium, license, recording, occupation, environmental, escheat, abandoned or unclaimed property, real or personal property and estimated tax, alternative or add-on minimum tax, customs duty or other tax), together with any interest, penalties, fines or additions imposed with respect thereto.

“Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

“Treasury Regulation” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

“Willful Breach” means a breach that is the result of a willful or intentional act or failure to act by a person that would, or reasonably would be expected, to result in a material breach of this Agreement.

Section 1.2 Defined Terms. The following terms are defined in this Agreement in the sections indicated below:

Section
Acceptable Confidentiality Agreement	1.1
Acquiror	Preamble
Acquiror Approvals	5.2(b)
Acquiror Benefit Plans	6.4(b)
Acquiror Board of Directors	Recitals
Acquiror Material Adverse Effect	1.1
Adverse Recommendation Change	6.3(e)
Affiliates	1.1
Agreement	Preamble
Antitrust Laws	1.1
Book-Entry Shares	3.1(a)(i)
Business Day	1.1
Cancelled Shares	3.1(a)(ii)
Capitalization Date	4.2(a)
Certificate	3.1(a)(i)
Certificate of Merger	2.3
Chosen Courts	9.5(a)
Clearance Date	6.6(a)
Closing	2.2
Closing Date	2.2
Code	1.1
Collective Bargaining Agreement	4.17(a)(xi)

Commercially Available Software	1.1
Company	Preamble
Company Approvals	4.3(c)
Company Associate	1.1
Company Benefit Plan	1.1
Company Board of Directors	Recitals
Company By-Laws	4.1(b)
Company Certificate	4.1(b)
Company Common Stock	Recitals
Company Disclosure Schedule	IV
Company Financial Statements	4.4(b)
Company Indemnified Parties	6.9(a)
Company Intellectual Property	1.1
Company Intervening Event	1.1
Company Intervening Event Recommendation Change	6.3(g)
Company Leased Real Property	4.15
Company Material Adverse Effect	1.1
Company Material Contract	4.17(a)(xi)
Company Option	1.1
Company Organizational Documents	4.1(b)
Company Owned Real Property	4.15
Company Permits	4.7(b)
Company Preferred Stock	4.2(a)
Company Real Property Leases	4.15
Company Recommendation	Recitals
Company Registrations	1.1
Company Restricted Stock	1.1
Company SEC Documents	4.4(a)
Company Securities	4.2(b)
Company Shares	Recitals
Company Special Meeting	6.6(b)
Company Stock Plans	1.1
Company Stockholder Approval	4.3(b)
Company Subsidiary Organizational Documents	4.1(b)
Company Superior Proposal	1.1
Company Takeover Proposal	1.1
Company Takeover Transaction	8.3(a)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.4(a)
Contract	1.1
Copyrights	1.1
Credit Agreement	6.13(a)
D&O Insurance	6.9(c)
Debt Financing	6.12(a)
Debt Financing Sources	1.1
Delaware Secretary	2.3

DGCL	Recitals
DGCL 262	3.1(b)
Dispositions	6.1(a)(vi)
Dissenting Shares	3.1(b)
Effective Time	2.3
Environmental Law	1.1
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	4.3(c)
Existing Loan Agreement Termination	6.13(a)
Extended Outside Date	8.1(b)
First Fallaway Date	7.1(b)
Further Extended Outside Date	8.1(b)
GAAP	4.4(b)
Governmental Entity	1.1
Guaranty	9.15(a)
Hazardous Materials	1.1
HSR Act	4.3(c)
Indebtedness	1.1
Intellectual Property	1.1
IRS	4.10(a)
knowledge	1.1
Laws	1.1
Legal Proceeding	1.1
Letter of Transmittal	3.2(c)
Liability	1.1
Liens	1.1
made available	1.1
Merger	2.1
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
NASDAQ	1.1
Option Cash Payment	3.3(a)
Order	1.1
Outside Date	8.1(b)
Parent	Preamble
Parties	Preamble
Party	Preamble
Patent Rights	1.1
Payment Agent	3.2(a)
Payment Agent Agreement	3.2(a)
Payment Fund	3.2(b)
Payoff Amount	6.13(b)
Payoff Letter	6.13(b)
Permitted Lien	1.1
person	1.1

Proxy Statement	1.1
Qualified Plan	4.10(c)
Release	1.1
Remainder Shares	3.1(a)(iii)
Representatives	1.1
Restricted Stock Units	1.1
Restrictive Covenant	1.1
RSU Cash Payment	3.3(c)
Sarbanes-Oxley Act	4.4(a)
SEC	1.1
Second Fallaway Date	7.1(b)
Securities Act	4.3(c)
SRO	1.1
Subsidiaries	1.1
Surviving Corporation	2.1
Tax	1.1
Tax Return	1.1
Termination Fee	8.3(d)
Trademarks	1.1
Treasury Regulation	1.1
Unvested Proceeds	3.3(d)
Voting Agreement	Recitals
Willful Breach	1.1

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly owned direct or indirect Subsidiary of Acquiror. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York at 10:00 a.m., New York City time, on the fifth Business Day (or other date agreed by the Parties) after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than any such conditions that by their nature are to be satisfied by action taken at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at or immediately prior to the Closing), unless another time, date or place is agreed to in writing by the Company and Acquiror. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company, Merger Sub or Acquiror under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Acquiror and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 2.5 Organizational Documents of the Surviving Corporation. At the Effective Time, the Company Certificate and the Company By-Laws shall be amended to the same form as the certificate of incorporation and by-laws of Merger Sub as in effect immediately prior to the Effective Time (which shall include provisions with respect to exculpation, indemnification and advancement of expenses that are no less favorable to the Company Indemnified Parties with respect to acts or omissions occurring at or prior to the Effective Time as those in the Company Organizational Documents as of the date of this Agreement) except that the name of the Surviving Corporation shall be VCA Inc., and as so amended shall be the certificate of incorporation and by-laws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.6 Officers and Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Conversion of Company Common Stock. Subject to Section 3.1(b) and less any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares, Dissenting Shares, and Remainder Shares) shall be automatically converted into the right to receive $93.00 in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 3.2.

(ii) Cancellation of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Certain Parent and Subsidiary Owned Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any direct or indirect Subsidiary of the Company or by Parent or any of its Subsidiaries (including Acquiror and its Subsidiaries) shall remain outstanding at the Effective Time (“Remainder Shares”) and shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1(a)(i).

(iv) Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided, that if any such holder shall fail to perfect or otherwise shall effectively waive, withdraw or otherwise lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration as provided in Section 3.1(a)(i). The Company shall give prompt written notice to Acquiror of any demands received by the Company for fair value of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to DGCL 262 and any alleged appraisal rights, and Acquiror shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 3.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Exchange of Certificates.

(a) Appointment of Payment Agent. Prior to the Effective Time, Acquiror shall appoint a bank or trust company to act as payment agent (the “Payment Agent”), the identity and terms of appointment of which to be reasonably acceptable to the Company for the payment of the Merger Consideration in the Merger and shall enter into an agreement (the “Payment Agent Agreement”) relating to the Payment Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. Acquiror shall make or cause to be made available to the Payment Agent cash sufficient to pay the aggregate Merger Consideration payable in the Merger at such time as is necessary for the payment to holders of Company Common Stock (the “Payment Fund”). The Payment Agent shall invest any cash included in the Payment Fund as directed by Acquiror; provided however that (i) no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, Acquiror shall promptly provide, or cause to be provided, additional funds to the Payment Agent for the benefit of the holders of the Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments shall be paid to Acquiror or its designee, upon demand. Acquiror shall cause the Payment Fund to be (i) held for the benefit of the holders of the Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.1. The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, except as expressly provided for in this Agreement.

(c) Exchange Procedures. As promptly as reasonably practicable after the Effective Time and in any event within seven (7) Business Days of the Closing Date, Acquiror shall cause the Payment Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits of loss in lieu thereof as provided in Section 3.2(d)) or transfer of Book-Entry Shares (as evidenced by receipt by the Payment Agent of an “agent’s message” in customary form or other evidence as the Payment Agent may reasonably request) to the Payment Agent and shall be in customary form and have such other provisions as Acquiror shall reasonably designate) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or transfer of Book-Entry Shares in exchange for the Merger Consideration.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof as provided in this Section 3.2(d)) or transfer of Book-Entry Shares (as evidenced by receipt by the Payment Agent of an “agent’s message” in customary form or other evidence as the Payment Agent may reasonably request) to the Payment Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Payment Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement promptly following the later to occur of (i) the Effective Time or (ii) the Payment Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share (as evidenced by receipt by the Payment Agent of an “agent’s message” in customary form or other evidence as the Payment Agent may reasonably request), and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid to such a transferee if such Certificate or Book-Entry Share is presented to the Payment Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the Payment Agent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(e) No Further Ownership Rights in Company Common Stock. The cash paid in accordance with the terms of this Article III in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to DGCL 262). From and after the Effective Time, all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration (subject to DGCL 262) into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.1(b) or 3.2(d), as applicable, in each case without interest or duplication. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock converted pursuant to this Agreement are presented to the Surviving Corporation, Acquiror or the Payment Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to DGCL 262 in the case of Dissenting Shares.

(f) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Acquiror or a Subsidiary of Acquiror designated by Acquiror, upon written demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration without any interest thereon. Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 3.2(b) to pay for Company Shares for which appraisal rights have been perfected shall be delivered to Acquiror promptly (and in any event within two (2) Business Days of Acquiror’s demand to the Payment Agent therefor).

(g) No Liability. None of Acquiror, the Company, Merger Sub, the Payment Agent or any of their respective Affiliates shall be liable to any person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror or the Payment Agent, the posting by such person of a bond in such amount as Acquiror or the Payment Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Payment Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.2(f), Acquiror) shall deliver or cause to be delivered, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration.

Section 3.3 Company Incentive Awards.

(a) The Company shall take all action necessary so that, at the Effective Time, each Company Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested) (i) shall, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, be converted into the right of the holder to receive from Acquiror an amount, in cash, equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock set forth in such Company Option (the “Option Cash Payment”) and (ii) from and after the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Options shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment in accordance with this Section 3.3(a). For the avoidance of doubt, in the event that the per share exercise price under any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect and the applicable holder shall cease to have any rights with respect thereto.

(b) Subject to Section 3.3(d), the Company shall take all action necessary so that, at the Effective Time, each share of Company Restricted Stock outstanding immediately prior to the Effective Time (i) shall, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, vest and become free of any vesting, forfeiture or other restrictions, (ii) at the Effective Time, shall entitle the holder thereof to receive from Acquiror an amount, in cash, equal to the Merger Consideration and (iii) from and after the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Section 3.3(b).

(c) The Company shall take all action necessary so that, at the Effective Time, each Restricted Stock Unit outstanding immediately prior to the Effective Time (whether subject to service-based or performance-based vesting or delivery requirements) (i) shall, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, fully vest as to the number of shares of Company Common Stock issuable pursuant to such Restricted Stock Unit (including, with respect to performance-based Restricted Stock Units, upon attainment of the target level of performance applicable to such Restricted Stock Unit) and become free of any vesting, forfeiture or other restriction, (ii) at the Effective Time, shall entitle the holder thereof to receive from Acquiror an amount, in cash, equal to the product of (A) such number of shares of Company Common Stock referenced in clause (i) of this Section 3.3(c) and (B) the Merger Consideration (the “RSU Cash Payment”) and (iii) from and after the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Restricted Stock Units shall cease to have any rights with respect thereto, except the right to receive the RSU Cash Payment in accordance with this Section 3.3(c).

(d) Acquiror (i) shall cause the Company to make all payments required to be made by Acquiror under this Section 3.3 no later than the first regularly scheduled payroll date that is at least three (3) Business Days after the Effective Time and (ii) in connection therewith, shall, to the extent necessary, cause to be made available to the Company an amount, in cash, sufficient to satisfy all payments to be made by the Company under this Section 3.3. Notwithstanding the immediately preceding sentence, the amount otherwise payable under this Section 3.3 with respect to shares of Company Restricted Stock held by employees of the Company or its Subsidiaries, in each case, which were granted during the 2016 calendar year and which would not vest by their terms on or prior to December 31, 2017 (or if later, the Effective Time) (“Unvested Proceeds”), shall instead be paid to such holders, together with an additional matching amount equal to the Unvested Proceeds, on the first anniversary of the Closing Date, but only if the holders of such awards satisfied the vesting conditions under the applicable award agreements governing such shares of Company Restricted Stock (determined as if the vesting date was no earlier than the date that is the first anniversary of the Closing Date); provided, that any holder of such awards who is employed or providing service as of the Closing Date, whose employment or service to the Company or its Subsidiaries terminates as a result of his death prior to the first anniversary of the Closing Date shall be treated as having satisfied the vesting conditions under the applicable award agreements governing the applicable shares of Company Restricted Stock and such holder’s surviving spouse or designated beneficiary shall be entitled to payment of the Unvested Proceeds, together with an additional matching amount equal to the Unvested Proceeds, no later than the first regularly scheduled payroll date that is at least three (3) Business Days after the Company receives satisfactory proof of the holder’s death.

Section 3.4 Further Assurances.

(a) If at any time before or after the Effective Time, Acquiror or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Acquiror, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement; provided, however, that this Section 3.4(a) shall not be interpreted to require any person to take any action or omit from taking any action that it is not required to take pursuant to the terms of Section 6.5.

(b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 3.5 Withholding Rights. Each of the Company, Acquiror, Merger Sub, the Surviving Corporation and the Payment Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts otherwise payable pursuant to this Article III, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Any amounts so deducted or withheld, and, if required, paid over to the applicable Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed after January 1, 2015 and publicly available prior to the date hereof (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or any similarly titled captions and any other disclosures contained therein that are cautionary or forward looking in nature) (provided, that this clause (a) shall not be applicable to Sections 4.2(a) (Capital Stock), 4.2(b) (Capital Stock), 4.2(c) (Capital Stock), 4.3 (Corporate Authority Relative to this Agreement; No Violation), 4.4 (Reports and Financial Statements), 4.6 (No Undisclosed Liabilities), 4.11(b) (Absence of Certain Changes or Events), 4.12 (Information Supplied), 4.18 (Opinion of Financial Advisor), 4.19 (Finders or Brokers) and 4.20 (State Takeover Statutes)), or (b) the disclosure schedule delivered by the Company to Acquiror immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided, that disclosure in any section or subsection of such Company Disclosure Schedule shall apply only to the corresponding section or subsection of this Agreement except to the extent that the relevance of such disclosure to another section or subsection of this Article IV is reasonably apparent on the face of such disclosure and, provided further, that any listing of any fact, item or exception disclosed in any section of the Company Disclosure Schedule shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purpose of this Agreement or otherwise), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing (with respect to jurisdictions that recognize such concept) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Acquiror prior to the date of this Agreement a true and complete copy of the Company’s Second Restated Certificate of Incorporation (the “Company Certificate”) and Amended and Restated By-laws (the “Company By-Laws”) (collectively, the “Company Organizational Documents”), in each case, as amended and in effect through the date hereof. The Company Organizational Documents and the certificate of incorporation, by-laws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company that would be required to be identified in the Company’s Annual Report on Form 10-K pursuant to Section 601(b)(21) of Regulation S-K (collectively, the “Company Subsidiary Organizational Documents”) are in full force and effect and neither the Company nor its Subsidiaries is in violation of any of their provisions, except, in the case of the Company’s Subsidiaries, as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 175,000,000 shares of Company Common Stock, and 11,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on January 6, 2017 (the “Capitalization Date”) (except with respect to clause (ii), which representation is made as of the date of this Agreement and as of the Closing Date), (i) 81,573,526 shares of Company Common Stock (including 341,138 shares of Company Restricted Stock) were issued and outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding; (iii) no shares of Company Common Stock or Company Preferred Stock were held by the Company or any of its Subsidiaries in its or their treasury; and (iv) an aggregate of 1,111,113 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 441,245 shares of Company Common Stock were underlying outstanding and unexercised Company Options and 669,868 shares of Company Common Stock were underlying unvested Restricted Stock Units. Except as set forth in the preceding sentence or as set forth on Section 4.2(a) of the Company Disclosure Schedule, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of or equity interests in the Company were issued, reserved for issuance or outstanding. From and after the Capitalization Date until and including the date hereof, the Company has not issued any shares of its capital stock (other than in respect of the valid exercise of Company Options or upon the valid settlement of Restricted Stock Units or Company Restricted Stock), has not granted any options, warrants, restricted stock, restricted stock units or stock appreciation rights or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Company Shares are, and all Company Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote.

(b) The Company has made available to Acquiror a true, correct and complete list, as of the Capitalization Date, of (i) the name of each holder of Company Options, Restricted Stock Units or Company Restricted Stock, (ii) the Company Stock Plan under which such Company Option, Restricted Stock Unit or Company Restricted Stock was granted, (iii) the number of outstanding Company Options, Restricted Stock Units and Company Restricted Stock held by such holder, (iv) the grant date of each such Company Option, Restricted Stock Unit and

Company Restricted Stock, (v) the number of Company Shares such holder is entitled to receive upon the exercise of each Company Option and the corresponding exercise price, (vi) the expiration date of each Company Option and (vii) the vesting schedule of each such Company Option, Restricted Stock Unit and Company Restricted Stock. Each Company Option has been granted with an exercise price no less than the fair market value of the underlying Company Shares as of the date of such grant. Except for the Company Options, Restricted Stock Units and Company Restricted Stock and except as set forth on Section 4.2(a) of the Company Disclosure Schedule and for changes since the Capitalization Date resulting from (x) the exercise of Company Options outstanding on such date and (y) the vesting and settlement of the Restricted Stock Units and Company Restricted Stock outstanding on such date, there are no outstanding (A) shares of capital stock, voting securities, other ownership interests or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company or any of its Subsidiaries, (B) options, warrants, rights or other agreements, obligations or commitments requiring the Company or any of its Subsidiaries to issue any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company or any of its Subsidiaries (or, in each case, the economic equivalent thereof), (C) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company or any of its Subsidiaries, or (D) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other ownership interests in, the Company (the items in clauses (A), (B), (C) and (D), together with the capital stock of the Company or any of its Subsidiaries, being referred to collectively as “Company Securities”).

(c) Except pursuant to this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company. All outstanding securities of the Company and its Subsidiaries have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” laws.

(d) All “significant subsidiaries” of the Company, as such term is defined in Section 1-02 of Regulation S-X under the Exchange Act, and all entities listed on Exhibit 21.1 to the Company’s annual report on Form 10-K for its fiscal year ended December 31, 2015, and their respective jurisdictions of organization are listed in Section 4.2(d) of the Company Disclosure Schedule. All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary have been duly authorized, and to the extent the following concepts are applicable thereto, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens and any Liens arising under applicable federal and state securities Laws).

(e) Section 4.2(e) of the Company Disclosure Schedule sets forth, with respect to each Practice Entity, (x) its name and jurisdiction of organization or formation; and (y) the ownership of its outstanding equity interests. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Practice Entity has the requisite power and authority to own, lease and operate its properties and to conduct its business as presently conducted, (ii) each Practice Entity is duly qualified to do business as a foreign company and is in good standing (with respect to the jurisdictions that recognize such concept) under the Laws of all jurisdictions in which the ownership of its properties or the nature of its business makes such qualification necessary, (iii) each Practice Entity’s organizational documents are in full force and effect, and (iv) no Practice Entity is in violation of any of the provisions of its governing documents. Except as otherwise disclosed on Section 4.2(e) of the Company Disclosure Schedule, there are no outstanding (i) options, warrants or conversion or subscription agreements or other rights for the acquisition, issuance, return or redemption of the equity interests of any Practice Entity, (ii) securities or other obligations of any Practice Entity which are convertible into or exchangeable for the equity interests of any Practice Entity or (iii) options, sale agreements, equityholder agreements, pledges, proxies, voting trusts, powers of attorney, restrictions on transfer or other agreements or instruments which are binding on any Practice Entity or equityholder thereof and which relate to the ownership, voting or transfer of any of such equity interests (except, in each case ((x) and (y)), those owned by, or that are to the benefit of, as applicable, the Company or any of its Subsidiaries). Except as otherwise disclosed in Section 4.2(e) of the Company Disclosure Schedule, there are no (x) preemptive rights, subscription rights, rights of first refusal, put, call or other similar rights with respect to the issuance or sale of any equity interests of any Practice Entity or (y) restrictions on the transfer of any equity interest of any Practice Entity except to comply with applicable Law (except, in each case ((x) and (y)), those in favor of the Company or any of its Subsidiaries). With respect to each Practice Entity that is not a Subsidiary, the Company (either directly or indirectly through its Subsidiaries) (x) has a Contractual right to acquire (or cause the sale, assignment, transfer or other disposition to a third party veterinarian (or veterinarian-owned person) of) all of the equity interests of such Practice Entity for consideration that is, in the aggregate, immaterial to the Company and its Subsidiaries, (y) controls such Practice Entity (other than with respect to veterinary services) and (z) is the primary beneficiary of such Practice Entity.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and, other than the Company Stockholder Approval and the filing of the Certificate of Merger with the Delaware Secretary, no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of the Merger. The Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this

Agreement, (iii) duly and validly approved and declared advisable this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, and the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, (iv) resolved to submit this Agreement to the stockholders of the Company for their approval of the adoption hereof and (v) resolved to recommend the adoption of this Agreement by the stockholders of the Company and to include such recommendation in the Proxy Statement.

(b) The affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the adoption of this Agreement and the transactions contemplated hereby, including without limitation, the Merger (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of Company capital stock that is necessary under applicable Law and the Company Certificate and Company By-Laws to approve the adoption of this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, for the Company to engage in the transactions contemplated by this Agreement and to consummate the Merger.

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the filing of the Proxy Statement and any amendments or supplements thereto with the SEC, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities and “blue sky” laws, (vi) the rules and regulations of NASDAQ, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws, (viii) the Company Stockholder Approval and (ix) the approvals set forth in Section 4.3(c) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Merger, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Merger or that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, adverse modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens (other than Permitted Liens and any Liens arising under applicable federal and state securities Laws), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws except, in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) The Company has filed or otherwise transmitted all forms, documents and reports required to be filed or otherwise so transmitted, as applicable, by it with the SEC (including under the Securities Act and the Exchange Act) since January 1, 2015 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), (i) the Company SEC Documents complied in all material respects with the requirements (A) of the Securities Act, (B) the Exchange Act and (C) the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and, in each case, the applicable rules and regulations promulgated thereunder, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. To the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation. The Company is in compliance in all material respects with the applicable listing and corporate governance rules of NASDAQ.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated income, results of operations, changes in financial position and cash flows and stockholders’ equity for the respective periods then ended, all in accordance with U.S. generally accepted accounting principles (“GAAP”), (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, as applicable. No financial statements of any person other than the Company and its consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2015, and to the date of this Agreement, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy, promulgations by the Financial Accounting Standards Board or applicable Law.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 4.5 Internal Controls and Procedures.

(a) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed, and since January 1, 2015, have been reasonably designed, to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) Since January 1, 2015, the Company’s principal executive officer and principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act). The Company has made available to Acquiror all disclosures described in this Section 4.5(b) made by management to the Company’s auditors and audit committee from January 1, 2015 to the date hereof.

(c) Since the enactment of the Sarbanes-Oxley Act, the Company has not made any prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(d) Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries has received, in writing, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and (ii) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof pursuant to the rules of the SEC adopted under Section 307 of Sarbanes-Oxley Act.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) of the type required to be (x) disclosed in the liabilities column of a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP or (y) reflected, reserved against or expressly disclosed in any notes or schedules thereto prepared in accordance with GAAP, except for (a) Liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (including Liabilities reflected, reserved against or expressly disclosed in any notes or schedules thereto), (b) Liabilities that are reflected or reserved against on the unaudited consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (including Liabilities reflected, reserved against or expressly disclosed in any notes or schedules thereto), (c) Liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2016 and that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (d) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

Section 4.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2015, have been, in compliance with all applicable Laws, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015, neither the Company nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of the Company, oral notice from any Governmental Entity regarding any actual or alleged failure by the Company, any Company Benefit Plan or any fiduciary of any Company Benefit Plan to comply with any Law or (ii) provided any notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Law.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) hold, and have at all times since January 1, 2015, held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and its Subsidiaries as is currently being conducted (the “Company Permits”), (ii) have paid all fees and assessments due and payable in connection therewith, (iii) are in compliance in all respects with the terms and requirements of all Company Permits, and (iv) the consummation of the Merger and compliance with the provisions of this Agreement will not result in any loss, suspension, limitation or impairment of any right of the Company or its Subsidiaries with respect to any Company Permit. All material Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any adverse modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened.

(c) Since January 1, 2015, none of the Company, its Subsidiaries, any of their respective directors or officers, or to the knowledge of the Company, any employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to governmental officials or employees or to political parties or campaigns from funds of the Company or any of its Subsidiaries; or (iii) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries or to influence any act or decision of a government official or other person.

Section 4.8 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) there is no investigation or review pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries, and (b) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries is subject to ongoing obligations. Section 4.8 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of (x) all Legal Proceedings of any nature and (y) all subpoenas, civil investigative demands or other written requests for information relating to potential violations of Law, in each case ((x) and (y)) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties that are or would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.9 Environmental Laws and Regulations. Except as has not had, and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect: (a) the Company and its Subsidiaries are, and since January 1, 2015, have been, in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (b) there have been no Releases for which the Company or any of its Subsidiaries (or their predecessors) is responsible at any Company Leased Real Property or Company Owned Real Property (or, to the knowledge of the Company, any property formerly owned, leased or operated by the Company or its Subsidiaries (or their predecessors) or at any other location where any of their wastes have been transported to, disposed of or Released) of Hazardous Materials that have given rise to or would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (c) none of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any other person that have resulted in or would reasonably be expected to result in Liabilities to the Company and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases and (d) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged material noncompliance with or material Liability under applicable Environmental Laws (including any such Liability or obligation arising under, retained or assumed by Contract or by operation of law). The Company has made available to Acquiror copies of all environmental reports, studies and assessments that are in the possession, custody or control the Company or any of its Subsidiaries pertaining to Releases, compliance or non-compliance with Environmental Laws or the presence of, or exposure to, Hazardous Materials and that contain information that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.10 Employee Benefit Plans; Employment Matters.

(a) Section 4.10(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been (or, within 10 Business Days after the date this Agreement is signed by the Parties, will be) delivered or made available to Acquiror by the Company: (i) the Company Benefit Plan, if written (including all amendments and attachments thereto), (ii) a written summary, if the Company Benefit Plan is not in writing, (iii) all related trust documents, (iv) all insurance Contracts or other funding arrangements, (v) the two (2) most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”), (vi) the most recent determination, opinion or advisory letter from the IRS, (vii) the most recent summary plan description and any summary of material modifications thereto, (viii) all related material filings and communications received from or sent to any Governmental Entity since January 1, 2015 and (ix) the most recent audited financial statement and/or actuarial valuation.

(b) Except as has not had and would not reasonably be expected to have, individually or in aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full and (ii) there are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c) Section 4.10(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). The IRS has issued a favorable determination, opinion or advisory letter with respect to each Qualified Plan and its related trust, and such determination, advisory or opinion letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that would, or would reasonably be expected to, individually or in the aggregate, adversely affect the qualified status of any Qualified Plan or the related trust.

(d) Neither the Company nor any ERISA Affiliate, currently has, or has had during any period during which any such ERISA Affiliate has been a member of the same “controlled group” (within the meaning of Section 4001(a)(14) of ERISA) with the Company, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. To the knowledge of the Company, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any liability under Title IV or Section 302 of ERISA.

(e) Except as set forth in Section 4.10(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service, except as required by Section 4980B of the Code or comparable U.S. state Laws or applicable non-U.S. Laws.

(f) Except as set forth in Section 4.10(f) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former Company Associate to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Associate, (iii) trigger any funding obligation under any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any such Company Associate or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, or would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Except as set forth in Section 4.10(g) of the Company Disclosure Schedule, no Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code or Section 409A(a)(1)(B) of the Code, or otherwise.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan subject to the Laws of any jurisdiction outside of the United States (i) has been maintained in all respects in accordance with all applicable requirements; (ii) that is intended to qualify for special Tax treatment meet all requirements for such treatment; and (iii) that is intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Except as set forth in Section 4.10(i) of the Company Disclosure Schedule, since January 1, 2015, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2015, there has been no strike, lockout, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(j) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance in all respects with and have complied in all respects with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims, grievances or charges or complaints by the National Labor Relations Board or any comparable Governmental Entity relating to such non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened.

(k) As of the date hereof, no Company Associate has provided the Company with a resignation notice and the Company has not provided any Company Associate with a termination notice.

Section 4.11 Absence of Certain Changes or Events.

(a) Since December 31, 2015, through the date of this Agreement, except as expressly contemplated by this Agreement and except as set forth in Section 4.11(a) of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since December 31, 2015 through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Information Supplied; Proxy Statement. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, on the date that the Proxy Statement is first mailed to the stockholders of the Company, or on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Acquiror or any of its respective Affiliates or Representatives in writing expressly for inclusion (whether directly or incorporated by reference) therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.13 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate.

(ii) Each of the Company and its Subsidiaries has timely paid in full all Taxes required to be paid by it (whether or not shown on any Tax Return).

(iii) The U.S. federal income Tax Returns of the Company and its Subsidiaries have been examined (or the applicable statute of limitations has expired) through the Tax year ending December 31, 2012, and neither the Company nor any of its Subsidiaries has waived or extended, or requested any waiver or extension for, any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.

(iv) All assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.

(v) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.

(vi) There are no audits, examinations, investigations or other proceedings ongoing, pending or threatened in writing in respect of any Taxes or Tax matters (including Tax Returns) of the Company or any of its Subsidiaries.

(vii) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(viii) Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(ix) In the last three (3) years, no written claim has been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that any such entity is or may be subject to Taxes by that jurisdiction.

(x) Neither the Company nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries), (B) is a party to, bound by, or has any obligation under any Tax sharing or Tax indemnity agreement or similar Contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries) or (C) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, by Contract or otherwise.

(xi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (A) change in method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or foreign Law) prior to the Closing, (B) installment sale, intercompany transaction, or open transaction made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (C) prepaid amount received on or prior to the Closing, (D) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (E) election pursuant to Section 108(i) of the Code (or any analogous or similar provision of state, local or foreign Law).

(b) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two (2) year period ending on the date of this Agreement.

(c) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

(d) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements prior to the date hereof are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

Section 4.14 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries own, beneficially and of record, the Company Registrations free and clear of all Liens other than Permitted Liens, and the Company Registrations are, to the knowledge of the Company, valid and enforceable.

(ii) Each item of Company Intellectual Property will be owned or available for use by the Surviving Corporation and its Subsidiaries immediately following the Closing on substantially identical terms and conditions as it was available to the Company and its Subsidiaries immediately prior to the Closing.

(iii) The Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality of trade secrets included in the Company Intellectual Property.

(iv) The conduct of the business of the Company and its Subsidiaries does not infringe or violate, or constitute a misappropriation of, any Intellectual Property rights of any third party, and since January 1, 2015, the Company has not received in writing any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required) alleging any such infringement, violation or misappropriation.

(v) Each of the Company and its Subsidiaries has at all times complied with (A) the Company’s or such Subsidiary’s applicable written privacy policies, if any, and (B) all applicable Laws relating to privacy, data protection and the collection, compilation, sharing, use, storage, transfer or security from unauthorized disclosure of personally identifiable information (including name, address, telephone number or email address) of its customers collected, used or held for use by the Company or the relevant Subsidiary.

Section 4.15 Property. With respect to the real property owned by the Company or any Subsidiary of the Company (the “Company Owned Real Property”), except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) either the Company or a Subsidiary of the Company has good and valid title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens, and (b) neither the Company nor any Subsidiary of the Company has received written notice of any pending condemnation proceeding with respect to any Company Owned Real

Property, and to the knowledge of the Company, no such proceeding is threatened. Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subleasing, licensing or otherwise granting any person any right to use or occupy a Company Owned Real Property or a Company Leased Real Property. No damage or destruction has occurred with respect to any of the Company Owned Real Property or the Company Leased Real Property that has not been repaired or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Insurance. The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as is sufficient to comply with applicable Law. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, the Company and its Subsidiaries are in material compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that would, or would reasonably be expected to, individually or in the aggregate, permit cancellation, termination or modification of, any such material insurance policies.

Section 4.17 Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries (or any of their respective properties or assets) is bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any Contract that is of the type that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(ii) any Contract that contains covenants that limit the ability of the Company or its Subsidiaries: (A) to compete in any business or with any person or in any geographic area (including any non-compete provisions) or (B) to enforce in any material respect its rights under (x) any Material Contract or (y) under applicable Law, including any material covenant not to sue (other than any covenant not to sue entered into in connection with the settlement of litigation restricting the right of the Company or of any of its Subsidiaries to bring suit with respect to claims released thereunder for events occurring prior to the date of such release), except, in each case with respect to clauses (A) and (B), for any such Contract that may be cancelled without penalty or other liability of the Company or any of its Affiliates upon notice of ninety (90) days or less;

(iii) provide for or govern the formation, creation, operation, management or control of any partnership, strategic alliance, joint venture or similar arrangement involving the sharing of profits or losses (in each case, except for any Subsidiary and any Practice Entity);

(iv) provide for the license by or to the Company or any of its Subsidiaries of any Intellectual Property that (A) is material to the business of the Company and its Subsidiaries, taken as a whole (other than licenses by the Company or any of its Subsidiaries that are ancillary to a sale of services to customers in the ordinary course of business and licenses by the Company or any of its Subsidiaries to another Subsidiary or any Practice Entity) or (B) materially limit the Company’s or its Subsidiaries’ ability to use any Company Intellectual Property;

(v) with any Company Associate or any of their immediate family members, in each case, other than a Company Stock Plan;

(vi) involve any settlement, conciliation or similar agreement (A) that is with any Governmental Entity or (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date of this Agreement to pay consideration to a Governmental Entity;

(vii) any loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness for borrowed money of the Company or any of its Subsidiaries may be incurred or is outstanding, in each case, in an amount in excess of $15,000,000 individually and $50,000,000 in the aggregate;

(viii) (A) were entered into on or after December 31, 2015, and/or (B) have not yet been consummated, and involve the acquisition or Disposition, directly or indirectly (by merger or otherwise), of a business or all, or substantially all, capital stock or other equity interests of a person or all, or substantially all, material assets or properties of a person other than any such acquisition for consideration (including any “earnouts” and contingent payments) that does not exceed $50,000,000;

(ix) contain a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of a third party;

(x) expressly prohibit the payment of dividends or distributions in respect of, or the pledging of, any equity interest of, or the issuance of guarantees by, the Company or any of its Subsidiaries; or

(xi) is a collective bargaining agreement, labor union contract, trade union agreement or works council agreement (each, a “Collective Bargaining Agreement”).

Each Contract of the type described in clauses (i) through (xi) above (or set forth in Section 4.17(a) of the Company Disclosure Schedule or filed as an exhibit to the Company SEC Documents (other than any such Contract filed as an exhibit to the Company SEC Documents that, as of the date hereof, has expired pursuant to its terms or has been disclosed prior to the date hereof in the Company SEC Documents (without giving effect to the date limitation in the definition thereof) as having been terminated)), other than a Company Stock Plan, is referred to herein as a “Company Material Contract.” The Company has made available to Acquiror prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement (other than any unwritten Contractual arrangement with any Company Associate).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, (ii) no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with or without notice or lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect (in each case, subject to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity), (iv) there are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract and (v) neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the knowledge of the Company, is any such party threatening to do so.

Section 4.18 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Barclays Capital Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be offered to the holders of Company Common Stock (other than Acquiror and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.19 Finders or Brokers. Except for Barclays Capital Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.20 State Takeover Statutes. Assuming the accuracy of the representation in the second sentence of Section 5.7, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company By-Laws.

Section 4.21 No Additional Representations or Warranties; Acknowledgement of Disclaimer.

(a) Except for the representations and warranties expressly set forth in this Article IV or in a certificate delivered pursuant to this Agreement, neither the Company nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Acquiror, Merger Sub or any of their Affiliates or Representatives, including, but not limited to, its business, operations, assets, Liabilities, conditions (financial or otherwise) or prospects, in connection with the transactions contemplated hereby.

(b) The Company acknowledges and agrees that, except for the representations and warranties of Acquiror and Merger Sub expressly set forth in Article V and of Parent expressly set forth in Section 9.15(c), or in a certificate delivered pursuant to this Agreement, (a) none of Acquiror, Merger Sub or any of their Affiliates is making and none of them has made any representations or warranties (express or implied) relating to itself or its business, operations, assets, Liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of the Company or its Representatives is relying on any representation or warranty of Acquiror, Merger Sub or any of their Affiliates except for those expressly set forth in Article V and Section 9.15, and (b) no person has been authorized by Parent, Acquiror, Merger Sub or any of their Affiliates to make any representation or warranty relating to Parent, Acquiror, Merger Sub or any of their Affiliates or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Acquiror is a Delaware corporation, and Merger Sub is a Delaware corporation. Each of Acquiror and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Acquiror and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Acquiror and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by Acquiror and Merger Sub and the consummation by each of them of the Merger have been duly and validly authorized by the Acquiror Board of Directors and the board of directors of Merger Sub, and, subject to the approval of the adoption of this Agreement by the sole stockholder of Merger Sub, no other corporate proceedings on the part of either of Acquiror or Merger Sub or vote of Acquiror’s stockholders is necessary to authorize the execution and delivery by Acquiror and Merger Sub of this Agreement and the consummation of the Merger. The board of directors of Merger Sub has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including, without limitation, the Merger, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein; (ii) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole stockholder; (iii) resolved to submit this Agreement to the sole stockholder of Merger Sub for its approval of the adoption hereof; and (iv) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities and “blue sky” laws, (v) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws, and (vi) the adoption of this Agreement by the sole stockholder of Merger Sub, which will occur immediately following the execution of this Agreement (collectively, the “Acquiror Approvals”), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Acquiror or Merger Sub of the Merger, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Merger or that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(c) The execution and delivery by Acquiror and Merger Sub of this Agreement does not, and (assuming the Acquiror Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) conflict with or result in any violation of any provision of the Acquiror’s constituent documents or (ii) conflict with or violate any applicable Laws, except, in the case of clause (ii), for such conflicts or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.3 Information Supplied. The information supplied or to be supplied by or on behalf of Acquiror and Merger Sub in writing expressly for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company and on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Acquiror or Merger Sub with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 5.4 Available Funds. Acquiror and Merger Sub will have sufficient funds at the Closing to pay all cash amounts required to be paid by Acquiror and Merger Sub under or in connection with this Agreement, including (x) the Merger Consideration, (y) the payment of any Indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the consummation of the Merger and any premiums and fees incurred in connection therewith and (z) any other related fees and expenses required to be paid by Acquiror or Merger Sub as of the date of the consummation of the Merger.

Section 5.5 Merger Sub. Merger Sub is a wholly owned direct or indirect Subsidiary of Acquiror. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.6 Litigation. As of the date hereof, there are no (x) Legal Proceedings of any nature or (y) subpoenas, civil investigative demands or other requests for information relating to potential violations of Law, in each case ((x) and (y)) pending or, to the knowledge of Acquiror, threatened against or relating to Acquiror, Merger Sub or any of their Affiliates, that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Merger in each case threatened against or relating to Acquiror, Merger Sub or any of their Affiliates.

Section 5.7 Stock Ownership. As of the date hereof, none of Parent, Acquiror, Merger Sub or any of their respective controlled Affiliates (other than pursuant to an employee benefit, pension or similar plan) owns any shares of Company Common Stock. Each of Parent, Acquiror, Merger Sub and any of their respective “Affiliates” or “Associates” (as such terms are defined in Section 203 of the DGCL) is not, and at no time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.8 Solvency. None of Acquiror, Parent or Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors, and immediately after giving effect to the Merger and the other transactions contemplated by this Agreement, including the payment of the Merger Consideration, then assuming (a) satisfaction of the conditions to Acquiror’s and Merger Sub’s obligation to consummate the Merger as set forth herein; (b) the accuracy of the representations and warranties of the Company set forth in Article IV hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to (x) any “Company Material Adverse Effect”, “materiality” or similar qualifiers and (y) the exclusion contained in clause (b) of Section 4.6); and (c) the preparation in good faith based upon assumptions that were and continue to be reasonable of any estimates, projections or forecasts of the Company and its Subsidiaries, (i) the Surviving Corporation will not have incurred debts beyond its ability to pay such debts as they become due, (ii) the then-present fair value of the assets of the Surviving Corporation and its Subsidiaries will exceed the amount that will be required to pay their existing debts (including the probable amount of all contingent liabilities) as such debts become due, (iii) the assets of the Surviving Corporation and its Subsidiaries shall have a fair value in excess of their debts (including the probable amount of all contingent liabilities) and (iv) the Surviving Corporation will not have unreasonably small capital to carry on its business as proposed to be conducted following the Closing Date.

Section 5.9 No Additional Representations or Warranties; Acknowledgement of Disclaimer.

(a) Except for the representations and warranties of Acquiror and Merger Sub expressly set forth in this Article V and of Parent expressly set forth in Section 9.15(c), or in a certificate delivered pursuant to this Agreement, none of Parent, Acquiror, Merger Sub or any other person on behalf of Parent, Acquiror or Merger Sub makes any express or implied representation or warranty with respect to Parent, Acquiror or Merger Sub or with respect to any other information provided to the Company or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby.

(b) Acquiror and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV or in a certificate delivered pursuant to this Agreement, (a) none of the Company or any of its Affiliates is making and none of them has made any representations or warranties (express or implied) relating to itself (other than those made by the parties to the Voting Agreements solely with respect to themselves and their ownership of certain equity interests in the Company and not with respect to the Company or any other Affiliate of the Company) or its business, operations, assets, Liabilities, conditions (financial or otherwise) or prospects or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Parent, Acquiror, Merger Sub or their respective Affiliates or Representatives is relying on any representation or warranty of the Company or any of its Affiliates except for those expressly set forth in Article IV and (b) no person has been authorized by the Company or any of its Affiliates to make any representation or warranty relating to the Company or any of its Affiliates or their respective businesses or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and if made, such representation or warranty has not been and shall not be relied upon by Parent, Acquiror or Merger Sub.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business of the Company.

(a) During the period from the date hereof through the earlier of the termination of this Agreement in accordance with Article VIII and the Effective Time, except as required by applicable Law or as expressly required by this Agreement or as set forth in Section 6.1 of the Company Disclosure Schedule, or unless the prior written consent of Acquiror (which shall not be unreasonably withheld, conditioned or delayed) has been obtained, the Company shall, and shall cause each of its Subsidiaries and the Practice Entities to, (x) conduct its business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to maintain and preserve substantially intact its business organization, keep available the services of key employees and maintain satisfactory relationships and goodwill with Practice Entities and any Governmental Entity that has jurisdiction over the Company, its Subsidiaries or the Practice Entities, and (z) prepare and file any required regulatory filings on a timely basis consistent with past practice. Without limiting the generality of the foregoing, during the period from the date hereof through the earlier of the termination of this Agreement in accordance with Article VIII and the Effective Time, except as required by applicable Law or as expressly required by this Agreement or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Schedule, or unless the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Acquiror shall be permitted, in its sole discretion, to withhold, condition or delay consent with respect to Section 6.1(a)(vii)) has been obtained, the Company shall not, shall cause its Subsidiaries not to, and shall not direct any Practice Entity or consent to any request from any Practice Entity to:

(i) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents (except, in the case of Subsidiary Organizational Documents, amendments that would not reasonably be expected to, directly or indirectly, adversely affect Acquiror or any of its Subsidiaries (after giving effect to the Merger) and amendments in connection with actions permitted to be taken under Section 6.1(a)(iv)), or take any action to exempt any person from any provision of the Company Organizational Documents or, except that would not be materially adverse to the Company, the Company Subsidiary Organizational Documents;

(ii) (i) split, combine or reclassify any of its capital stock or (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock (except (A) pro rata dividends paid or pro rata distributions made by any Subsidiaries of the Company to the holders of such Subsidiary’s equity interests in the ordinary course of such Subsidiary’s business and in accordance with the applicable Organizational Documents of such Subsidiary or (B) (I) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Options in order to pay the exercise price of the

Company Options, (II) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options, Restricted Stock Units or Company Restricted Stock, or (III) the acquisition by the Company of Company Options, Restricted Stock Units or Company Restricted Stock in connection with the forfeiture of such awards);

(iii) (i) issue, sell, grant any right to acquire or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the settlement or exercise of Company Options, Restricted Stock Units or Company Restricted Stock outstanding as of the date hereof in accordance with their terms or (B) as required to comply with any Company Benefit Plan or other written agreement as in effect on the date of this Agreement that has been made available to Acquiror, (ii) enter into any agreement, understanding or arrangement with respect to the voting of shares of Company Common Stock, or (iii) adopt or implement a shareholder rights plan or similar arrangement;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than, with respect to any Subsidiary or Practice Entity of the Company: (x) any merger in connection with an acquisition permitted under Section 6.1(a)(vii) and (y) liquidations, dissolutions, mergers, consolidations, restructurings, recapitalizations or other reorganizations in the ordinary course of business consistent with past practice that would not reasonably be expected to, directly or indirectly, result in any Tax Liability (other than immaterial Tax Liabilities) of the Company or any of its Subsidiaries or Practice Entities;

(v) (i) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness for borrowed money in the ordinary course of business consistent with past practice (I) among the Company and its Subsidiaries or Practice Entities or (II) among Subsidiaries of the Company and Practice Entities, (B) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries of the Company or the Practice Entities or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its Subsidiaries or Practice Entities, in each case (I) in the ordinary course of business consistent with past practice and (II) which Indebtedness is incurred in accordance with this clause (v), and (C) borrowings (including letters of credit) under the revolving credit facility pursuant to the Credit Agreement in the ordinary course of business consistent with past practice, to fund (x) working capital, (y) capital expenditures permitted under Section 6.1(a)(viii) and (z) the purchase price and transaction expenses of acquisitions permitted under Section 6.1(a)(vii); (ii) incur or suffer to exist any Lien on any of its material property or assets (including, for the avoidance of doubt, material Company Intellectual Property), except for Permitted Liens; (iii) other than in the ordinary course of business consistent with past practice, redeem, repurchase, prepay, defease, cancel or otherwise acquire any Indebtedness for borrowed money, any debt securities or any calls, options, warrants or other rights with respect to any debt securities or (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person for Indebtedness (other than the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice) for borrowed money;

(vi) other than in the ordinary course of business consistent with past practice: (i) sell, transfer, license, mortgage, encumber or otherwise dispose (collectively, “Dispositions”) of any of its material Intellectual Property rights, properties or assets to any person, other than (x) sales of inventory or of obsolete equipment or licenses of Intellectual Property that do not constitute a Material Contract under Section 4.17(a)(iv), (y) Dispositions of assets or properties (including material Intellectual Property rights) in an amount not to exceed $10,000,000 individually or $25,000,000 in the aggregate, or (z) under Permitted Liens or (ii) cancel, release or assign any Indebtedness of any person owed to it or any material claims held by it against any person in excess of $50,000,000 in the aggregate;

(vii) except as set forth in Section 6.1(a)(vii) of the Company Disclosure Schedule, (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business, (B) make any investment in any other person (other than a Subsidiary of the Company in the ordinary course of business consistent with past practice), (C) make any loans or advances to any other person, except for (I) loans among the Company and any of its Subsidiaries or Practice Entities or among the Company’s Subsidiaries and other Subsidiaries or Practice Entities of the Company, (II) loans or cash advances to employees and (III) extensions of credit to clients, in the case of each of clauses (I), (II) and (III), in the ordinary course of business consistent with past practice or (D) enter into any new line of business;

(viii) make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in an aggregate amount not in excess of the amount set forth on Section 6.1(a)(viii) of the Company Disclosure Schedule;

(ix) (A) other than in the ordinary course of business consistent with past practice, terminate, amend (other than by renewing on terms not otherwise materially different), or waive, release or assign any right under in a manner material and adverse to the Company and/or any of its Subsidiaries or Practice Entities (as applicable), any Company Material Contract or enter into any Contract that would constitute a Company Material Contract (or that Contractually obligates or entitles the Company and/or any of its Subsidiaries or Practice Entities to make or receive aggregate payments of more than $30,000,000 in any twelve-month period) if it were in effect on the date of this Agreement (or amend any Contract such that it would constitute a Company Material Contract (or would Contractually obligate or entitle the Company and/or any of its Subsidiaries or Practice Entities to make or receive aggregate payments of more than $30,000,000 in any twelve-month period) if such amendment were in effect on the date of this Agreement) or (B) enter into any Contract that contains, or amend any Contract such that it would contain, terms that purport to be binding on Acquiror and its Affiliates (other than the Company and its Subsidiaries and Practice Entities) after giving effect to the Merger and restrict their ability to (x) to compete in any business or with any person or in any geographic area (including any non-compete provisions) or (y) purchase or sell products or services from or to any person.

(x) other than (i) as required by applicable Law or (ii) pursuant to the requirements of any written Contract (including any Company Benefit Plan) in existence as of the date hereof or (iii) retention or severance awards to be allocated among employees of the Company and its Subsidiaries, in the discretion of the Chief Executive Officer of the Company after reasonable consultation with Acquiror and in any event consistent with the parameters set forth in Section 6.1(a)(x) of the Company Disclosure Schedules, (A) increase the compensation or benefits (including equity and equity-based awards) payable or to become payable to any Company Associate, (B) grant any increase in severance or termination pay to any Company Associate or pay or award, or commit to pay or award, any bonuses (other than any ordinary course annual bonuses as provided in Section 6.1(a)(x) of the Company Disclosure Schedules) or incentive compensation (including equity and equity-based awards) to any Company Associate, (C) amend any existing written employment agreement or offer letter with any Company Associate who is a party to a written employment agreement or offer letter as of the date hereof, (D) amend or enter into any employment agreement or offer letter with (x) any Company Associate who is not a party to a written employment agreement or offer letter as of the date hereof or (y) any prospective employee or consultant who would be a Company Associate if he was employed or engaged on the date hereof (other than, in the case of this clause (y), employment arrangements and offer letters with such persons providing for terms that are generally comparable to those offered to existing Company Associates with comparable duties and responsibilities, but in no event shall the foregoing apply to an executive officer of the Company and in no event shall any supplemental executive retirement benefits, retiree medical benefits or consulting agreements be provided to such persons), (E) establish, adopt, enter into, amend, renew or terminate any Collective Bargaining Agreement or Company Benefit Plan (or any arrangement that would be a Company Benefit Plan if in effect on the date hereof), (F) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any Company Associate, other than as expressly provided by this Agreement, (G) waive or modify any Restrictive Covenant, (H) terminate the employment of any Company Associate, other than for cause, without reasonable consultation with Acquiror, (I) hire any person who would be a Company Associate upon being hired without reasonable consultation with Acquiror or (J) other than in the ordinary course of business consistent with past practice, take any action referred to in the foregoing clauses (A), (B), (E) and (F) with respect to any other employee or individual consultant;

(xi) implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(xii) settle or compromise any Legal Proceeding, except for settlements or compromises (x) in the ordinary course consistent with past practice or (y) involving amounts to be paid by the Company in settlement of $5,000,000 or less, in each case ((x) and (y)), that (i) do not impose any restriction on its business or the business of its Subsidiaries or Affiliates, (ii) do not relate to any litigation by any of the Company’s stockholders in connection with this Agreement or the Merger and (iii) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries; provided, that the foregoing shall not permit the Company or any of its Subsidiaries to settle or compromise any Legal Proceeding that is not permitted pursuant to Section 6.5 or Section 6.14;

(xiii) (i) make, change or revoke any material Tax election, (ii) change any annual Tax accounting period or make a material change in any method of Tax accounting, (iii) file any amended Tax Return that would result in a material amount of Taxes, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law) that would result in a material amount of Taxes, (v) request any material Tax ruling from any Governmental Entity, (vi) settle or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes or surrender any claim for a material refund of Taxes, (vii) except in the ordinary course of business consistent with past practice, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) take any action, or cause or otherwise permit any other person to take any action, which would (A) materially increase Acquiror’s or any of its Affiliates’ (which following the Closing shall include the Company and its Subsidiaries) liability for Taxes or (B) result in, or change the character of, any income or gain in a material amount that Acquiror or any of its Affiliates (which following the Closing shall include the Company and its Subsidiaries) must report on any Tax Return;

(xiv) other than in the ordinary course of business consistent with past practice, relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, any of its rights in any material Company Registrations;

(xv) other than in the ordinary course of business consistent with past practice, fail to maintain in full force and effect insurance policies covering the Company and its properties, businesses, assets and operations in a form and amount consistent, in all material respects, with those in place as of the date of this Agreement;

(xvi) make or forgive any loans to any Named Executive Officer or, other than in the ordinary course of business consistent with past practice, other Company Associates, officers, employees, or fulltime consultants of the Company or any of its Subsidiaries; or

(xvii) authorize, offer to any third party, agree or commit (in writing or otherwise) to take any of the foregoing actions prohibited by this Section 6.1.

(b) In addition and notwithstanding the foregoing, prior to the Closing, the Company and its Subsidiaries shall be prohibited from, and the Company shall not direct any Practice Entity or consent to any request from any Practice Entity in connection with the, acquiring (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise), or authorizing, making a binding offer to any third party, agreeing or committing (in writing or otherwise) to acquire, any other person or business for consideration (including any “earnouts” and contingent payments) that is (x) for a single acquisition or series of related acquisitions, in excess of $50,000,000 and (y) together with any and all other acquisitions consummated by or agreed to by the Company or any of its Subsidiaries or Practice Entities after the date of this Agreement (other than those listed in Item 1 of Section 6.1(a)(vii) of the Company Disclosure Letter), in excess of $260,000,000 in the aggregate.

Section 6.2 Access; Integration Planning.

(a) The Company shall and shall cause it Subsidiaries to afford Acquiror and its employees, accountants, consultants, internal and external legal counsel, financial advisors, tax advisors and other Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the valid termination of this Agreement in accordance with Article VIII and the Effective Time, to its and its Subsidiaries’ personnel, properties, Contracts, commitments, books and records (including Tax Returns) and, during such period, the Company shall, and shall cause its Subsidiaries to make available to Acquiror such other available information concerning its business, properties and personnel as Acquiror may reasonably request and shall instruct the Company’s (and its Subsidiaries’) independent accountants to provide access to their work papers and such other information (including Tax Returns) as Acquiror may reasonably request. The foregoing notwithstanding, the Company shall not be required to provide access to or make available to any person any document or information if doing so would, in the reasonable judgment of the Company and its outside counsel, violate any Law or jeopardize the attorney-client privilege of the Company or any of its Subsidiaries; provided, that the Company will inform Acquiror of the general nature of the document or information being withheld and reasonably cooperate with Acquiror to provide such document or information in a manner that would not result in violation of Law or the loss or waiver of such privilege; provided, further, that any access or investigation pursuant to this Section 6.2(a) shall be conducted in such a manner as not to interfere unreasonably with the business and operations of the Company or any of the Company’s Subsidiaries. No investigation by Acquiror or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

(b) The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the Merger shall be governed in accordance with the confidentiality agreement, dated as of November 29, 2016, between the Company and Parent (the “Confidentiality Agreement”).

(c) From and after the date hereof until the Effective Time, the Company and Acquiror shall, and shall cause their Subsidiaries and Representatives to, use their commercially reasonable efforts, subject to applicable Law, to cooperate with the other Party in connection with planning the integration of the business operations of the Surviving Corporation and Acquiror and their respective Subsidiaries following the Closing.

Section 6.3 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 6.3, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives: (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any persons (other than Parent and its Subsidiaries (including Acquiror) and their respective Representatives) that may be ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Company Takeover Proposal (other than (x) solely in response to an unsolicited inquiry, to refer the inquiring person to the terms of this Section 6.3 and to limit its communication exclusively to such referral or (y) upon receipt of a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 6.3, solely to the extent necessary to ascertain facts or clarify terms with respect to a Company Takeover Proposal for the Company Board of Directors to be able to have sufficient information to make the determination described in Section 6.3(c)), (C) approve, adopt, publicly recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(c)), (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any person (other than Acquiror and its Affiliates) or to any transactions constituting or contemplated by a Company Takeover Proposal, (E) otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations or (F) resolve or agree to do any of the foregoing. The Company shall not, and shall cause its Subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or knowingly fail to enforce, any confidentiality obligations with respect to a Company Takeover Proposal or similar matter or any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party; provided, that, prior to the time the Company Stockholder Approval is obtained, but not after, the Company may waive any standstill or similar provisions to the extent necessary to permit a person or group to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal, conditioned upon such person agreeing to disclosure of such Company Takeover Proposal to Acquiror, in each case as contemplated by this Section 6.3 (provided, further, that the Company may only take such action if the Company Board of Directors determines in good faith (after consultation with its outside financial advisor and outside legal counsel) that the failure of the Company Board of Directors to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law). None of the Company or its Subsidiaries shall enter into any confidentiality agreement or other agreement subsequent to the date hereof which prohibits the Company or any of its Subsidiaries from (x) providing to Acquiror or any of its Affiliates or Representatives the information required to be provided pursuant to this Section 6.3 or (y) otherwise complying with this Section 6.3. The Company and Acquiror hereby agree that all standstill or similar provisions in the Confidentiality Agreement shall, as of the date of this Agreement, terminate and be of no further force and effect.

(b) The Company shall, and shall cause its Subsidiaries to, promptly after the date hereof request any person that has executed a currently in-effect confidentiality or non-disclosure agreement after January 1, 2015 and in connection with any actual or potential Company Takeover Proposal to promptly after the date of such request return or destroy all confidential information in the possession of such person or its Representatives (other than from any person with which the Company has entered into an Acceptable Confidentiality Agreement and, prior to the date of the earlier of (x) the receipt of the Company Stockholder Approval and (y) the return or destruction of such information, enters into negotiations or discussions regarding any Company Takeover Proposal in accordance with this Section 6.3 other than as a result of any breach of this Section 6.3 by the Company).

(c) Anything to the contrary contained in Section 6.3(a) notwithstanding, if at any time after the date of this Agreement and prior to the time that the Company Stockholder Approval is obtained, but not after, the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 6.3 and if the Company Board of Directors determines, in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal, then the Company and its Representatives may, prior to the time the Company Stockholder Approval is obtained, but not after, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal; provided, that the Company, to the extent permitted under applicable Law (including any applicable Antitrust Law), shall concurrently with the delivery to such person provide to Acquiror any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Acquiror (which non-public information, for the avoidance of doubt, shall be subject to the Confidentiality Agreement and may, in order to comply with applicable Law, be restricted to certain designated Representatives of Acquiror) and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Acquiror if the Company Board of Directors makes a determination that a Company Takeover Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal or if the Company furnishes information or enters into discussions or negotiations as provided in this Section 6.3(c).

(d) Without limiting the foregoing, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours after receipt) notify Acquiror in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that constitutes or contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and a description of the material terms and conditions thereof. The Company shall keep Acquiror reasonably informed, on a reasonably current basis, as to the status of (including any developments, discussions or negotiations) such Company Takeover Proposal (including by as promptly as practicable (and in any event within twenty-four (24) hours after receipt) providing to Acquiror a description of any changes to the material terms and conditions of such Company Takeover Proposal).

(e) Except as expressly permitted by Section 6.3(f) or Section 6.3(g), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Acquiror, the Company Recommendation or (C) adopt, approve or recommend to stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(c)) (a “Company Acquisition Agreement”).

(f) Anything to the contrary set forth in this Agreement notwithstanding, prior to the time that the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may, with respect to a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of this Section 6.3, make an Adverse Recommendation Change or cause the Company to terminate this Agreement in accordance with Section 8.1(g) in order to substantially concurrently with such termination enter into a definitive agreement relating to such Company Takeover Proposal if and only if, prior to taking either such action, (i) the Company has complied with its obligations under this Section 6.3, (ii) the Company Board of Directors has determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal and (iii) the Company Board of Directors determines, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that prior to making such Adverse Recommendation Change or effecting such termination (and prior to making the determination set forth in clause (iii)), (A) the Company has given Acquiror at least five (5) Business Days’ prior notice of its intention to take such action, specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Company Takeover Proposal and has contemporaneously provided to Acquiror a copy of the Company Takeover Proposal and a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms and conditions thereof), (B) the Company shall have negotiated, in good faith, with Acquiror and its Representatives during such notice period (if, and to the extent, Acquiror has indicated its desire to negotiate to the Company) to enable Acquiror to propose revisions to the terms of this Agreement such that it would cause such Company Takeover Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered, in good faith, any revisions to the terms of this Agreement proposed in writing by Acquiror (and not revoked), and shall have determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the Company Takeover Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed in writing by Acquiror (and not revoked) were to be given effect and (D) in the event of any change to any of the financial terms (including the form, amount, mix and timing of payment of consideration) or any other material terms of such Company Takeover Proposal, the Company shall, in each case, have delivered to Acquiror an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the five (5) Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (x) three (3) Business Days and (y) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 6.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 6.3(f) and Section 8.1(g) unless the Company pays, or causes to be paid, to Acquiror the Termination Fee pursuant to Section 8.3(c) prior to or concurrently with such termination. Anything to the contrary contained herein notwithstanding, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(g) Other than in connection with a Company Takeover Proposal, the Company Board of Directors may, at any time after the date of this Agreement and prior to the time the Company Stockholder Approval has been obtained, but not after, make an Adverse Recommendation Change in response to a Company Intervening Event (a “Company Intervening Event Recommendation Change”) if (i) the Company has complied with its obligations under this Section 6.3 and (ii) prior to taking such action, the Company Board of Directors has determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that prior to making such Company Intervening Event Recommendation Change, (A) the Company has given Acquiror at least five (5) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Company Intervening Event, (B) the Company shall have negotiated, in good faith, with Acquiror and its Representatives during such notice period to enable Acquiror to propose revisions to the terms of this Agreement (if, and to the extent, Acquiror has indicated its desire to negotiate to the Company) and (C) following the end of such notice period, the Company Board of Directors shall have considered, in good faith, any revisions to the terms of this Agreement proposed in writing by Acquiror (and not revoked), and shall have determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to make a Company Intervening Event Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(h) Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2)-(3) or Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any legally required (based upon the advice of outside counsel) disclosure to stockholders with regard to the transactions contemplated by this Agreement or a Company Takeover Proposal, or (iii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that, in the case of clauses (i), (ii) and (iii) of this Section 6.3(h), no such action or disclosure that would amount to an Adverse Recommendation Change shall be permitted, made or taken other than in compliance with this Section 6.3.

Section 6.4 Employee Matters.

(a) For a period of at least twelve (12) months following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee), Acquiror shall, or it shall cause the Surviving Corporation to, (i) provide each employee of the Company or any of its Subsidiaries who continues as of the Effective Time to be employed by Acquiror, the Surviving Corporation or any Affiliate of Acquiror (each, a “Continuing Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time, and (ii) provide the Continuing Employees with other compensation and employee benefits substantially comparable in value, in the aggregate, to those provided to such Continuing Employees immediately prior to the Effective Time (including the grant date accounting value of target equity and equity-based compensation received in 2016, but excluding the value of any supplemental executive retirement plans and consulting agreements) (it being understood that any long-term cash incentive, retention or severance grants, awards or other rights granted by Venice or any of its Subsidiaries after the date hereof prior to the Effective Time in excess of the amount set forth on Section 6.4(a)(i) of the Company Disclosure Schedule shall be credited against Acquiror’s obligations hereunder). At the first regularly scheduled payroll date of the Company occurring more than three (3) Business Days after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, pay bonuses with respect to the 2016 fiscal year under the VCA Inc. 2015 Annual Cash Incentive Plan to the extent not previously paid by the Company. In addition, Acquiror shall cause the Surviving Corporation to perform each obligation of the Company under each Contract set forth on Section 6.4(a)(ii) of the Company Disclosure Schedule in accordance with each such Contract’s respective terms if, and to the extent, not performed by the Company prior to the Effective Time.

(b) At the Effective Time, each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels and eligibility for vesting under Acquiror employee benefit plans and arrangements (collectively, the “Acquiror Benefit Plans”) with respect to his or her length of service with the Company (and its Subsidiaries and predecessors) prior to the Closing Date, provided that the foregoing shall not result in the duplication of benefits and service credit shall not be given for benefit accrual purposes under defined benefit pension plans and retiree medical plans.

(c) In addition, and without limiting the generality of the foregoing, after the Effective Time Acquiror shall use its reasonable best efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Acquiror Benefit Plans to the extent coverage under such Acquiror Benefit Plan replaces, to the extent that Acquiror deems it appropriate, coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Acquiror Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) cause all pre-existing condition limitations, exclusions, waiting periods and actively at work requirements of such Acquiror Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively at work requirements were waived or satisfied under the comparable Company Benefit Plan and (B) recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such Acquiror Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out of pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Acquiror Benefit Plan.

(d) The Parties hereto acknowledge and agree that all provisions contained in this Section 6.4 are included for the sole benefit of the Parties hereto, and that nothing in this Section 6.4, whether express or implied, (i) shall create any third party beneficiary or other rights (A) in any other person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Acquiror or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Company Benefit Plan or Acquiror Benefit Plan, or (iii) shall limit the right of Acquiror or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Company Benefit Plan or Acquiror Benefit Plan. The Company will notify Acquiror of receipt of any notice of resignation of a Company Associate within five (5) days of receipt thereof.

Section 6.5 Regulatory Approvals; Efforts.

(a) Subject to Section 6.5(b) and Section 6.5(d), Acquiror, Merger Sub and the Company shall use their respective reasonable best efforts to (i) promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to submit all notifications to and obtain all clearances, authorizations, consents, Orders and approvals of all Governmental Entities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully in promptly submitting all notifications and seeking to obtain all such clearances, authorizations, consents, Orders and approvals, and (iii) provide such other information to any Governmental Entity as such Governmental Entity may reasonably request in connection herewith including responding to any request for additional information or documentary material under the HSR Act or Canada Competition Act as promptly as reasonably practicable. Each Party agrees to make promptly (but in no event later than February 6, 2017, unless otherwise mutually agreed to by the Parties) its respective filings, if necessary, pursuant to the HSR Act and Canada Competition Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act or Canada Competition Act. Each Party agrees to make as promptly as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition, foreign investment or trade regulation Law and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such applicable antitrust, competition, foreign investment or trade regulation Law.

(b) Without limiting the generality of Acquiror’s and the Company’s undertakings pursuant to Section 6.5(a) but subject to Section 6.5(d), Acquiror and the Company shall take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, foreign investment or trade regulation Law that may be asserted by any antitrust or competition Governmental Entity so as to enable the Parties hereto to close the Merger as promptly as practicable including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that would prevent the consummation of the transactions contemplated hereby as soon as practicable; provided, that no Party hereto shall be required pursuant to this Section 6.5 to commit to or effect any action that is not conditioned upon the consummation of the Merger. In addition, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity challenging the transactions contemplated by this Agreement, each of the Parties shall, and shall cause its respective Affiliates to, in each case in accordance with and subject to Section 6.5(d), cooperate with each other in all respects and to use their respective reasonable best efforts to contest and defend on the merits any claim asserted in court by any Governmental Entity in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing. Acquiror shall be responsible for all filing fees and other similar fees required to be paid in connection with obtaining any consent, approval, order or authorization of, or making any declaration or filing with, any Governmental Authority in connection with the discharge of the Parties’ obligations under this Section 6.5.

(c) Each Party shall promptly notify the other Party of any communication received from, or given by such Party or any of its Affiliates to, any Governmental Entity or person relating to the matters that are the subject of this Agreement (including any transactions permitted under Section 6.1(a)(vii)) and shall permit the other Party (and its advisors) to review in advance any proposed communication by such Party (and its advisors) to any Governmental Entity and shall consider in good faith the views of the other Party in connection with any such proposed communication. None of the Parties shall participate in any substantive meeting or conference (including with respect to any transactions permitted under Section 6.1(a)(vii)), whether in person or by telephone, with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. The Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement (including any transactions permitted under Section 6.1(a)(vii)). Acquiror and the Company may, as each deems advisable and necessary, (i) redact or remove references concerning the valuation of the businesses of the Company and its Subsidiaries and (ii) reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 6.5(c) as “counsel only” or, as appropriate, as “outside counsel only.” This Section 6.5(c) shall not apply with regard to Tax matters.

(d) The Parties acknowledge that Acquiror shall control and direct, and the Company will cooperate reasonably, subject to applicable Law, with such direction and control, regarding the filings (including where to file), strategies, process, negotiation of settlements (if any), and related proceedings contemplated by this Section 6.5, including for the avoidance of doubt the marketing or sale of any part of the Company’s, the Acquiror’s or any of their respective Affiliates’ businesses or assets. Notwithstanding anything to the contrary in this Section 6.5, any reasonable actions or strategies pursued by Acquiror (i) to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions in Section 7.1(b) and Section 7.1(c) or (ii) pertaining to the submission of all required notifications to any Governmental Entity and obtaining the consent of any Governmental Entity, shall be deemed consistent with its obligations under this Section 6.5 so long as such action or strategy does not delay satisfaction of the conditions set forth in Article VII to a date beyond the Outside Date, as the same may be extended to the Extended Outside Date or Further Extended Outside Date, as applicable.

(e) Prior to the Closing, none of Parent, the Company or any of their respective Subsidiaries shall (and shall not direct any Practice Entity or consent to any request from any Practice Entity to) acquire or license any assets, businesses or securities of a third party if such acquisition or license would or would reasonably be expected to prevent or delay satisfaction of the conditions set forth in Sections 7.1(b) and 7.1(c).

(f) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Acquiror and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company Shares from NASDAQ by the Surviving Corporation as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

Section 6.6 Preparation of the Proxy Statement; Company Special Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form (and shall use its reasonable best efforts to do so within fifteen (15) Business Days of the date of this Agreement). Acquiror shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Acquiror and Merger Sub that is required in connection with the preparation of the Proxy Statement. The Company will respond as promptly as practicable to any comments from the SEC or the staff of the SEC. No filing of, or amendment or supplement to, the Proxy Statement, will be made by the Company without providing Acquiror and its counsel a reasonable opportunity to review and comment thereon, and the Company shall reasonably consider all such comments in good faith. The Company shall notify Acquiror as promptly as practicable of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Acquiror with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. If, at any time prior to the Company Special Meeting (or any adjournment or postponement thereof), any information relating to Acquiror or the Company, or any of their respective Affiliates, officers or directors, is discovered by Acquiror or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (or confirmation of no comments to, or further review of, the preliminary Proxy Statement by the SEC or the staff of the SEC) (such date, the “Clearance Date”) (and in any event no later than five (5) Business Days following the Clearance Date).

(b) Subject to Section 6.3(f), the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Special Meeting”) as promptly as practicable following the Clearance Date. The Company shall, subject to Section 6.6(c), convene the Company Special Meeting on or around the twentieth (20th) Business Day following the commencement of the mailing of the Proxy Statement to its stockholders. Except as expressly permitted by Section 6.3, the Company Board of Directors (or any committee thereof) shall not make any Adverse Recommendation Change and, unless the Company shall have made an Adverse Recommendation Change if, and to the extent, permitted by this Agreement, shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Special Meeting.

(c) The Company shall cooperate with and keep Acquiror informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Special Meeting only (i) if, as of the time which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting or to the extent that at such time the Company has not received proxies sufficient to allow receipt of the Company Stockholder Approval, (ii) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board of Directors has determined, in good faith, after consultation with the Company’s outside legal counsel, is necessary or required to be filed and disseminated under applicable Law, the Company’s certificate of incorporation or the Company’s By-Laws or (iii) with the prior written consent of Acquiror; provided, however, that any such adjournment or postponement shall be for not more than the amount of time, in the reasonable judgment of the Company (after consultation with its outside legal counsel and after reasonably consulting with Acquiror and its outside legal counsel), is necessary to comply with applicable Law or the Company’s certificate of incorporation or the Company’s By-Laws, and, in any event, shall not be to a date that is later than six (6) Business Days prior to October 6, 2017. Any additional postponements or adjournments shall be by mutual agreement of Acquiror and the Company. In no event will the record date of the Company Special Meeting be changed without Acquiror’s prior written consent, unless required by applicable Law. The Company shall, at the instruction of Acquiror, postpone or adjourn the Company Special Meeting if there are not sufficient affirmative votes in person or by proxy at such meeting to adopt this Agreement to allow reasonable time for the solicitation of proxies for the purposes of obtaining the Company Stockholder Approval. During any such period of adjournment or postponement, the Company shall continue to comply with its obligations under Section 6.3 and this Section 6.6. Without the prior written consent of Acquiror, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Special Meeting.

(d) The Company shall solicit from its stockholders proxies in favor of the adoption of this Agreement in accordance with Delaware Law, and unless the Company Board of Directors has effected an Adverse Recommendation Change, the Company shall use its reasonable best efforts to secure Company Stockholder Approval at the Company Special Meeting. The Company shall cooperate with and keep Acquiror informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement.

Section 6.7 Takeover Statutes. The Company shall not take any action that would cause the Merger to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger, the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.8 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Acquiror and the Company. The Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement, statement or disclosure prior to such consultation, except as may be required by Law, by the rules and regulations of NASDAQ or in connection with an Adverse Recommendation Change (in which case the Company shall provide to Acquiror a draft of such public announcement or statement as far in advance as reasonably practicable); provided, that (w) each of the Company and Acquiror may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Acquiror (or made by one Party after having consulted with the other Party), (x) no public announcement or statement or other disclosure shall be made in connection with an Adverse Recommendation Change unless it is made in compliance with Section 6.3 and (y) this Section 6.8 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the Parties regarding this Agreement.

Section 6.9 Indemnification and Insurance.

(a) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time, and any rights to advancement of expenses, existing as of the date hereof in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director or officer of the Company or any of the Company’s Subsidiaries or any of their respective predecessors (in each case, when acting in such capacity or as a fiduciary of any Company Benefit Plan) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents in effect as of the date hereof) or any indemnification agreements in existence as of the date hereof, shall survive the Merger and continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder with respect to acts or omissions occurring at or prior to the Effective Time of such Company Indemnified Parties. From and after the Effective Time, Acquiror shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) From and after the Effective Time, the Surviving Corporation shall, and Acquiror shall cause the Surviving Corporation to, indemnify and hold harmless each Company Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or Liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such person is or was a director or officer of the Company, any of the Company’s Subsidiaries or any of their respective predecessors or, while serving as a director or officer, is or was a fiduciary of any Company Benefit Plan and pertaining to matters existing or occurring or actions or omissions taken prior to or at the Effective Time, including with respect to this Agreement and the Merger, in each case, to the fullest extent permitted by the Company Organizational Documents (or Company Subsidiary Organizational Documents), and the Surviving Corporation shall, and Acquiror shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by the Company Organizational Documents (or Company Subsidiary Organizational Documents, as applicable); provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and non-appealable judicial determination that such Company Indemnified Party is not entitled to indemnification under this Section 6.9 or otherwise. Neither Acquiror nor the Surviving Corporation shall, without the prior written consent of the applicable Company Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed) settle, compromise or consent to the entry of any judgment in any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, for which such Company Indemnified Party would reasonably be expected to be entitled to indemnification hereunder, unless such settlement, compromise or consent (i) does not require such Company Indemnified Party to perform any covenant or refrain from engaging in any activity and (ii) does not include any statement as to, or an admission of, fault, violation, culpability, malfeasance or nonfeasance by, or on behalf of, such Company Indemnified Party. Acquiror and the Surviving Corporation shall provide the applicable Company Indemnified Party with the opportunity to participate in the defense of any matter for which such Company Indemnified Party would reasonably be expected to be entitled to indemnification hereunder. Acquiror’s and the Surviving Corporation’s obligations under this Section 6.9(b) shall continue in full force and effect for the period beginning upon the Effective Time and ending six (6) years from the Effective Time; provided, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, asserted or made within such period shall continue until the final disposition of such claim, action, suit, proceeding or investigation.

(c) Prior to the Effective Time, at the Company’s option, the Company shall, or, if the Company is unable to, Acquiror shall, cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancelable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case with respect to acts or omissions occurring at or prior to the Effective Time and for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as in effect as of the date of this Agreement; provided, however that the Company shall not pay an amount for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance for the policy period that includes the date of this Agreement. If such “tail” prepaid policy has been obtained by either the Company or the Surviving Corporation prior to or as of the Effective Time, Acquiror shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O

Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of this Agreement, or (ii) Acquiror will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Company Indemnified Parties who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company as of the date of this Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Acquiror and the Surviving Corporation shall not be required to pay an aggregate premium for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Company for such insurance for the policy period that includes the date of this Agreement; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Acquiror or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), for a cost not exceeding such amount.

(d) The provisions of this Section 6.9 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents), by Contract or otherwise. Notwithstanding anything in this Agreement to the contrary, following the Effective Time, no Party shall amend, or seek to amend, this Section 6.9 (except to the extent such amendment permits the Company to provide broader indemnification rights on a retroactive basis to the Company Indemnified Parties).

(e) In the event that the Surviving Corporation or Acquiror or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Acquiror and/or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns or transferees of the Surviving Corporation or Acquiror, as the case may be, expressly assume or succeed to the obligations set forth in this Section 6.9.

Section 6.10 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Acquiror or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Acquiror shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.11 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company (including each director and officer of the Company) to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law. The Company shall provide Acquiror with a reasonable opportunity to review any resolutions or other documents in respect of the actions described in this Section 6.11 and will implement any reasonable comments that are timely provided by Acquiror in respect thereof.

Section 6.12 Financing Cooperation.

(a) Subject to the remaining provisions of this Section 6.12 and the Debt Financing Sources or other prospective lenders being subject to obligations of confidentiality on customary terms for syndicated lending transactions, prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, provide, and the Company and its Subsidiaries shall use their respective reasonable best efforts to cause their respective Representatives to provide, to Acquiror and its Affiliates (including Parent) all cooperation that may be reasonably requested by Acquiror (including reasonable requests of banks, initial purchasers, underwriters or other Debt Financing Sources or their counsel) to assist Acquiror and its Affiliates (including Parent) in the arrangement of any third party debt financing (including providing reasonably available financial and other information regarding the Company and its Subsidiaries for use in marketing and offering documents and to enable Acquiror and its Affiliates (including Parent) to prepare projections or pro forma financial statements) for the purpose of financing, directly or indirectly, the aggregate Merger Consideration, any repayment or refinancing of debt of the Company and its Subsidiaries contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of the Acquiror or its Affiliates (the “Debt Financing”) (it being understood that the arrangement or receipt of any such financing is not a condition to the Merger); provided, that in no event shall the Company or any of its Subsidiaries be in breach of this Agreement because of (i) the failure to deliver, after use of reasonable best efforts to do so, any financial or other information that is not currently readily available as of the date hereof (or as of the date requested by Acquiror) or is not otherwise prepared in the ordinary course of the Company’s and its Subsidiaries’ respective businesses and operations at the time requested by Acquiror unless such failure to deliver any such information would result in the information previously provided by, or on behalf of, the Company containing an untrue statement of material fact or omitting to state any fact necessary to prevent such information from being materially misleading or (ii) the failure to obtain, after use of reasonable best efforts to do so, any review of any financial or other information by accountants or the furnishing of any reports or other information by accountants.

(b) For the avoidance of doubt, the Company shall not be required to provide, or to cause its Subsidiaries or its or their respective Representatives to provide, cooperation under this Section 6.12 that unreasonably interferes with the ongoing business of the Company or any of its Subsidiaries. Nothing in this Section 6.12 shall require the Company or its Subsidiaries to (i) bear any out-of-pocket cost or expense for which it has not received prior reimbursement pursuant to Section 6.12(c) or pay any fee in connection with the Debt Financing, (ii) incur any liability in connection with the Debt Financing prior to the Effective Time, (iii) enter into any binding agreement or commitment that would be effective prior to the Effective Time and that does not terminate without liability to the Company and its Subsidiaries upon termination of this Agreement, or (iv) take any action that would (A) cause any natural person serving as a director, manager, partner, officer, employee or agent of the Company or any of its Subsidiaries to incur any personal liability or (B) require the Company or any of its Subsidiaries to provide access to, or disclose, information that reasonably would be expected to result in the waiver of any attorney-client, work product or other applicable privilege or protection.

(c) Acquiror shall, promptly upon written request by the Company, (i) reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its Subsidiaries and its and their respective Representatives in connection with their respective obligations under this Section 6.12 and (ii) indemnify, defend and hold harmless the Company and its Subsidiaries and their respective Representatives to the fullest extent permitted by applicable Law from and against any and all Liability suffered, sustained or incurred by, or asserted against, any of them, directly or indirectly relating to, or arising out of, this Section 6.12, the arrangement of the Debt Financing or any alternative financing or providing any of the information utilized in connection therewith, whether in respect of direct claims, third-party claims or otherwise, other than to the extent any of the foregoing arises from (A) the Willful Breach of the obligations of the Company, its Subsidiaries and their respective Representatives under this Section 6.12 or any fraud, intentional misrepresentation, willful misconduct, bad faith or gross negligence of the Company, its Subsidiaries or their respective Representatives or (B) material misstatements or omissions in information provided by the Company, its Subsidiaries or their respective Representatives in connection with the Debt Financing or any alternative financing. The foregoing obligations in this Section 6.12(c) shall survive the Closing or, if earlier, the termination of this Agreement. The provisions of this Section 6.12(c) are (i) intended to be for the benefit of, and shall be enforceable by, each Subsidiary of the Company and its respective Representatives and, in the case of Representatives who are natural persons, his or her heirs, executors and representatives.

Section 6.13 Treatment of Certain Company Indebtedness.

(a) If requested by Acquiror, the Company shall, and shall cause its Subsidiaries, as applicable, to deliver all notices and take all other reasonable actions required to facilitate (i) the termination of commitments under that certain Credit Agreement, dated as of June 29, 2016 (as amended, the “Credit Agreement”), by and between the Company, certain of its Subsidiaries as borrowers and guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent and the other parties thereto, (ii) the repayment in full (or, in the case of letters of credit, cash collateralization, to the extent Acquiror shall not have entered into an alternative arrangement with the issuing bank) of all obligations then-outstanding thereunder and (iii) the release of all Liens and guarantees in connection therewith, in each case, on the Closing Date in connection with such repayment (such termination, repayment and release, the “Existing Loan Agreement Termination”); provided, that (A) in no event shall this Section 6.13(a) require the Company or any of its Subsidiaries to cause such Existing Loan Agreement Termination unless the Closing shall have occurred and (B) Acquiror shall provide, or cause to be provided, all funds required to effect all such repayments and cash collateralization of letters of credit.

(b) On or prior to the second Business Day prior to the Closing Date, the Company shall use its reasonable best efforts to cause to be delivered by the administrative agent under the Credit Agreement or the applicable representative of the holders of such other Indebtedness, as the case may be, to Acquiror an executed payoff letter (subject to delivery of funds as arranged by Acquiror) with respect to the Credit Agreement and any other Indebtedness of the Company or any of its Subsidiaries (each, a “Payoff Letter”), in form and substance reasonably acceptable to Acquiror and the relevant Debt Financing Sources, each of which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Credit Agreement or agreement(s) governing such other Indebtedness, as applicable, as of the anticipated Closing Date and per diem additional amounts due and payable if such amount is not paid on the anticipated Closing Date (such amount payable with respect to such Payoff Letter and Credit Agreement or agreement(s) governing such other Indebtedness, as applicable, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under each such Payoff Letter, the Credit Agreement and all related loan documents, or the agreement(s) governing such other Indebtedness, as applicable, shall be terminated (but excluding any contingent obligations, including indemnification obligations or other obligations that, by their terms, survive the termination of the Credit Agreement and the related loan documents or the agreement(s) governing such other Indebtedness, as applicable, that in any such case are not then-due and payable), (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be automatically released and terminated upon the payment of each Payoff Amount on the Closing Date, (iv) provide authorizations to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens and (v) evidence that, upon the receipt of payment of the Payoff Amount, all tangible collateral (including, without limitation, all equity certificates and related transfers or assignments in blank) securing the obligations under the Credit Agreement held in Bank of America, N.A.’s (or any of its Affiliates’) possession shall be promptly delivered to the Company or its designee.

Section 6.14 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated hereby is brought by any stockholder or other holder of any Company Securities (whether directly or on behalf of the Company or otherwise) against the Company and/or its directors or officers, the Company shall (i) promptly notify Acquiror of such litigation, (ii) keep Acquiror reasonably informed with respect to the status thereof and (iii) give Acquiror the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any such litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations for full or partial settlement of any such litigation, including, in each case, any payment of fees, without the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that Acquiror shall not be obligated to consent to any settlement that does not include a full release of Acquiror and its Affiliates or that imposes equitable relief upon Acquiror or its Affiliates (including, after the Effective Time, the Company and its Subsidiaries).

Section 6.15 Obligations of Merger Sub and Surviving Corporation. Acquiror shall cause Merger Sub or the Surviving Corporation, as applicable, to perform its obligations under this Agreement, and, prior to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in, or contemplated by, this Agreement.

Section 6.16 Notification of Certain Matters.

(a) Each of the Company and Acquiror shall promptly notify the other of (i) any written notice or other communication received by such Party (or, to the Company’s knowledge, by any of its Affiliates or Representatives) from any person alleging that the consent of such person is or may be required in connection with the Merger, if the failure to obtain such consent would reasonably be expected to materially affect, impede or impair the consummation of the Merger and (ii) any Legal Proceedings commenced or, to such Party’s knowledge, threatened against, the Company or Acquiror or any of their respective Affiliates, that seek to materially impede or delay the consummation of the Merger, or that make allegations that, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

(b) The Company shall promptly notify Acquiror of (i) any inaccuracy of any representation or warranty of the Company contained herein in any material respect at any time during the term hereof and (ii) any failure of the Company (or its Subsidiaries) to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause the condition to the obligations of Acquiror and Merger Sub to consummate the transactions contemplated hereby set forth in Section 7.2(b) to fail to be satisfied. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.16(b) shall not affect or be deemed to modify any representation or warranty (or cure any inaccuracy thereof) of the Company set forth in this Agreement or the conditions to the obligations of Acquiror and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the Parties hereunder.

(c) Acquiror shall promptly notify the Company of (i) any inaccuracy of any representation or warranty of Acquiror or Merger Sub contained herein in any material respect at any time during the term hereof and (ii) any failure of Acquiror or Merger Sub to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause the condition to the obligations of Acquiror and Merger Sub to consummate the transactions contemplated hereby set forth in Section 7.3(b) to fail to be satisfied. For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.16(c) shall not affect or be deemed to modify any representation or warranty of Acquiror or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the Parties hereunder.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by each of the Company and Acquiror, to the extent not prohibited under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Legal Prohibition. (i) No Order by any Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger and (ii) no Legal Proceeding shall have been brought by any Governmental Entity, and remain pending, that seeks an Order that would prohibit, enjoin or make illegal the consummation of the Merger; provided, however, that if the Effective Time shall not have occurred prior to, as applicable, (x) if neither the Company nor Acquiror has exercised its right to extend the Outside Date to the Extended Outside Date pursuant to Section 8.1(b), September 22, 2017 (the “First Fallaway Date”), (x) if Acquiror or the Company has exercised its right to extend the Outside Date to the Extended Outside Date pursuant to Section 8.1(b), December 20, 2017 (the “Second Fallaway Date”) or (z) if Acquiror has exercised its right to extend the Extended Outside Date to the Further Extended Outside Date pursuant to Section 8.1(b), March 23, 2018, then from and after such date (September 22, 2017, December 20, 2017 or March 23, 2018, as applicable) the condition set forth in this Section 7.1(b)(ii) shall be deemed to be satisfied.

(c) Regulatory Approval. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and all other clearances or approvals under applicable Antitrust Laws, including those set forth on Section 7.1(c) of the Company Disclosure Schedule, shall have been obtained.

Section 7.2 Conditions to Obligations of Acquiror and Merger Sub. The respective obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by Acquiror, to the extent not prohibited under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Article IV (other than in Section 4.1(a) ((Organization) (first sentence only)), Section 4.1(b) (Organization) (with respect to the Company Organizational Documents), Section 4.2 (Capital Stock) (other than clauses (i), (ii), (iii), (iv) and (vi) of the first sentence of Section 4.2(b), Section 4.2(d) (with respect to Subsidiaries that are not material to the Company), the first two sentences of Section 4.2(e) and, solely with respect to Practice Entities that are not material to the Company, the third, fourth and fifth sentences of Section 4.2(e)), Section 4.3(a), Section 4.3(b) and Section 4.3(d)(ii) (Corporate Authority Relative to this Agreement; No Violation), Section 4.11(b) (Absence of Certain Changes or Events), Section 4.18 (Opinion of

Financial Advisor), Section 4.19 (Finders or Brokers) and Section 4.20 (State Takeover Statutes)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (ii) Section 4.1(a) ((Organization) (first sentence only)), Section 4.1(b) (Organization) (with respect to the Company Organizational Documents), Section 4.2(e) (Capital Stock) (third and fourth sentences only with respect to Practice Entities that are material to the Company), Section 4.3(a), Section 4.3(b) and Section 4.3(d)(ii) (Corporate Authority Relative to this Agreement; No Violation) and Section 4.19 (Finders or Brokers) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (iii) Section 4.2 (Capital Stock) (other than clauses (i), (ii), (iii), (iv) and (vi) of the first sentence of Section 4.2(b), Section 4.2(d) (with respect to Subsidiaries that are not material to the Company), the first four sentences of Section 4.2(e) and, solely with respect to Practice Entities that are not material to the Company, the fifth sentence of Section 4.2(e)), Section 4.18 (Opinion of Financial Advisor) and Section 4.20 (State Takeover Statutes) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies with respect to Section 4.2 (Capital Stock) and (iv) Section 4.11(b) (Absence of Certain Changes or Events) shall be true and correct at and as of the date of this Agreement; provided, that, in the case of clauses (i), (ii) and (iii) above, representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii) above, as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all covenants required by the Agreement to be performed or complied with by it prior to the Closing.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have arisen or occurred following the date of this Agreement.

(d) Closing Certificate. The Company shall have delivered to Acquiror a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in (i) Article V (other than in Section 5.1, Section 5.2 (other than Section 5.2(c)(ii))) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Acquiror Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have an Acquiror Material Adverse Effect and (ii) Section 5.1, Section 5.2 (other than Section 5.2(c)(ii))) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of Acquiror and Merger Sub. Each of Acquiror and Merger Sub shall have performed or complied with in all material respects all covenants required by the Agreement to be performed or complied with by it prior to the Closing.

(c) Closing Certificate. Acquiror shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, as follows:

(a) by the mutual written consent of the Company and Acquiror;

(b) by either the Company or Acquiror, if the Effective Time shall not have occurred on or prior to October 6, 2017 (the “Outside Date”); provided, that if on or after the fifth Business Day prior to the First Fallaway Date all of the conditions to Closing, other than the condition set forth in Section 7.1(c) (or Section 7.1(b) as it relates to the HSR Act or any other Antitrust Law), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Party to January 5, 2018 (the “Extended Outside Date”); provided, further, that if on or after the fifth Business Day prior to the Second Fallaway Date all of the conditions to Closing, other than the condition set forth in Section 7.1(c) (or Section 7.1(b) as it relates to the HSR Act or any other Antitrust Law), shall have been satisfied or shall be capable of being satisfied at such time, the Extended Outside Date may be further extended by Acquiror to April 6, 2018 (the “Further Extended Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party if the failure of the Closing to have occurred on or before the Outside Date, Extended Outside Date or Further Extended Outside Date, as applicable, was primarily due to the failure of such Party to perform any of its obligations under this Agreement (which failure constitutes a material breach of this Agreement);

(c) by either the Company or Acquiror if, prior to the Effective Time, any Governmental Entity of competent jurisdiction shall have entered an Order that has become final and non-appealable or any Law shall have been adopted or become effective, in each case that permanently prohibits, enjoins or makes illegal the consummation of the Merger; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied in all material respects with its obligations under Section 6.5 to contest, appeal and remove such Order; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the issuance of the Order or the occurrence of any such other action was primarily due to the failure of such Party to perform any of its obligations under this Agreement (which failure constitutes a material breach of this Agreement);

(d) by either the Company or Acquiror, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof;

(e) by the Company if (i) Acquiror or Merger Sub has breached any representation, warranty, covenant or other agreement contained in this Agreement, which breach would result in the conditions in Section 7.3(a) or Section 7.3(b) not being satisfied and (ii) which breach, failure to perform or inaccuracy (A) is either not curable or (B) if capable of being cured, is not cured by the earlier of (I) the Outside Date, Extended Outside Date or Further Extended Outside Date, as applicable, and (II) the date that is twenty (20) Business Days following written notice from the Company to Acquiror; provided, however, that the right to terminate the Agreement pursuant to this Section 8.1(e) shall not be available to the Company if it is then in breach of any representations, warranties, covenants or agreements under this Agreement (which breach would result in the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) not being satisfied);

(f) by Acquiror (i) if the Company has breached any representation, warranty, covenant or other agreement contained in this Agreement (other than an intentional and material breach of Section 6.3), which breach would result in the conditions in Section 7.2(a), Section 7.2(b) or Section 7.2(c) not being satisfied; and (ii) which breach, failure to perform or inaccuracy (A) is either not curable or (B) if capable of being cured, is not cured by the earlier of (I) the Outside Date, Extended Outside Date or Further Extended Outside Date, as applicable, and (II) the date that is twenty (20) Business Days following written notice from Acquiror to the Company; provided, however, that the right to terminate the Agreement pursuant to this Section 8.1(f) shall not be available to the Acquiror if it is then in breach of any representations, warranties, covenants or agreements under this Agreement (which breach would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not being satisfied);

(g) by the Company, prior to receipt of the Company Stockholder Approval, in order to substantially concurrently with such termination enter into a definitive agreement relating to a Company Superior Proposal to the extent permitted by and subject to the terms of Section 6.3(f) so long as the Company pays, or causes to be paid, to Acquiror the Termination Fee pursuant to Section 8.3(c) prior to or concurrently with, and as a condition to the effectiveness of, such termination; or

(h) by Acquiror, (i) at any time following an Adverse Recommendation Change or (ii) if the Company shall have materially breached Section 6.3; provided, that Acquiror’s right to terminate this Agreement pursuant to this Section 8.1(h) shall expire upon receipt of the Company Stockholder Approval.

The Party seeking to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other Parties in accordance with Section 9.7, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except that the Confidentiality Agreement and the provisions of this Section 8.2, Section 6.12(c), Section 8.3 and Article IX shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Acquiror or Merger Sub, on the other hand, to the other except (a) as provided in Section 6.12(c) or Section 8.3 or (b) Liability arising out of or resulting from fraud or any Willful Breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).

Section 8.3 Termination Fees.

(a) If (i) Acquiror or the Company terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(d) or Acquiror terminates this Agreement pursuant to Section 8.1(f) (or this Agreement is terminated under any other provision of Section 8.1, and at such time could have been terminated under any of the foregoing Sections), (ii) a Company Takeover Proposal shall have been made or publicly made known after the date of this Agreement and not, as applicable, (x) in the case of a Company Takeover Proposal that has not been publicly made known after the date of this Agreement, withdrawn in writing in good faith (with a copy of such written withdrawal having been delivered to Acquiror), or (y) in the case of a proposal made known publicly, publicly withdrawn, in each case ((x) and (y)), prior to such termination (in the case of a termination pursuant to Section 8.1(b) or Section 8.1(f)) or the later of the Company Special Meeting and any postponement or adjournment thereof (in the case of a termination pursuant to Section 8.1(d)) and (iii) at any time on or prior to the first (1st) anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Company Takeover Proposal (provided that references in the definition of “Company Takeover Proposal” to twenty percent (20%) shall be deemed to be fifty percent (50%)) with any person (a “Company Takeover Transaction”), the Company shall pay or cause to be paid to Acquiror or its designee the Termination Fee, by wire transfer (to an account designated by Acquiror) in immediately available funds, upon the earlier of entering into such definitive agreement with respect to any Company Takeover Transaction and the consummation of any Company Takeover Transaction.

(b) If Acquiror terminates this Agreement pursuant to Section 8.1(h), the Company shall pay or cause to be paid to Acquiror or its designee the Termination Fee, by wire transfer (to an account designated by Acquiror) in immediately available funds, within three (3) Business Days after such termination.

(c) If this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall pay or cause to be paid to Acquiror or its designee the Termination Fee, by wire transfer (to an account designated by Acquiror) in immediately available funds, prior to or concurrently with, and as a condition to the effectiveness of, such termination.

(d) “Termination Fee” shall mean a cash amount equal to $275,000,000. Anything to the contrary in this Agreement notwithstanding, if the Termination Fee shall become due and payable in accordance with this Section 8.3, from and after such termination and payment of the Termination Fee in full pursuant to and in accordance with this Section 8.3, the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.3 except in the case of fraud or Willful Breach and Acquiror agrees, on behalf of itself and its Affiliates and their respective Representatives, that, following payment by the Company to Acquiror of the Termination Fee, no Person shall be entitled to bring or maintain any Legal Proceeding against the Company or any of its Affiliates or any of their respective Representatives relating to, or arising out of, this Agreement, any of the transactions contemplated hereby or any matter forming the basis of this Agreement’s termination, except in each case for fraud or Willful Breach. In no event shall Acquiror or its designee be entitled to more than one (1) payment of the Termination Fee in connection with a termination of this Agreement pursuant to which such Termination Fee is payable.

(e) Each of the Parties hereto acknowledges that the payment of the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Acquiror in the circumstances in which the Termination Fee is due and payable or reimbursable, as applicable, and which do not involve fraud or Willful Breach of this Agreement, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, Acquiror and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 8.3, then (i) the Company shall reimburse Acquiror or its designee for all reasonable costs and expenses (including reasonable disbursements and fees of outside legal counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Acquiror or its designee interest on such amount from and including the date payment of such amount was due but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2.00%).

(f) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries and its and their respective directors, officers and employees (in each case, in their respective capacities as such and prior to the Closing of the Merger)) hereby waives any rights or claims against any Debt Financing Source (in their capacity as such) in connection with this Agreement or the Debt Financing, whether at law or equity, in Contract, in tort or otherwise. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source (in their capacity as such) shall have any liability for any claims, losses, settlements, Liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, officers, directors and employees (in each case, with respect to such Subsidiaries, officers, directors and employees prior to the Closing of the Merger) in connection with this Agreement or the Debt Financing or the transactions contemplated thereby.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time (including, for the avoidance of doubt, Section 6.9 (Indemnification and Insurance) and Section 6.12(c) (Financing Cooperation)).

Section 9.2 Expenses. Except as set forth in Section 6.5(b), Section 6.12, Section 6.13 and Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring or required to incur such expenses.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in two (2) or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in Contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.5 Jurisdiction; Specific Enforcement.

(a) Each of the Parties hereto (i) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (the “Chosen Courts”), with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, including the Merger, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, including the Merger, in any court other than any such Chosen

Court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such Chosen Court that any such Legal Proceeding brought in any such Chosen Court has been brought in an inconvenient forum. Each of the Parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.7 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby, including the Merger.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts designated in Section 9.5(a) or Section 9.5(c), as applicable, without proof of actual damages, and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 8.3. Nothing contained in this Section 9.5(b) shall be deemed to be an election of remedies. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5; and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of this Agreement.

(c) Notwithstanding anything herein to the contrary, each Party further agrees that (i) New York State or United States federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any claims, suits, actions or proceedings (whether at law or at equity and whether brought by any Party or any other person) brought against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in connection with the Debt Financing or this Agreement, (ii) that no Party will bring or permit any of their Affiliates to bring, any such claim, suit or proceeding in any other court, in each case, except to the extent otherwise contemplated by any Contract between such Debt Financing Source and Acquiror or any of its Affiliates and (iii) except as expressly set forth in any agreement related to the Debt Financing to which a Debt Financing Source is a party, all claims, suits or proceedings involving the Debt Financing arising out of or relating to the Debt Financing or any agreement related thereto or the performance of the foregoing by the Debt Financing Sources shall be governed by the Laws of the State of New York, without giving effect to the conflicts of laws rules or principles thereof to the extent such rules or principles would require or permit the application of Laws of a jurisdiction other than the State of New York. In furtherance of the foregoing, each Party (I) submits to the exclusive jurisdiction of any New York State or United States federal courts sitting in the borough of Manhattan, City of New York in any claim, suit, action or proceeding brought against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in connection with the Debt Financing or this Agreement, agrees that all claims in respect of such action, suit or proceeding may be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating thereto in any other court and (II) waives any defense of inconvenient forum to the maintenance of any action, suit or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

Section 9.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, INCLUDING THE MERGER AND THE DEBT FINANCING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.7 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent if sent by email to the Party to be notified; provided, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.7 and (ii) either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or any other method described in this Section 9.7; or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

If to Acquiror, Parent or Merger Sub, to:

c/o Mars, Incorporated

6885 Elm Street

McLean, VA, 22101

Attention: Peter Seka, General Counsel, Corporate Development

Email:      peter.seka@effem.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

Attention:   Howard Ellin

                   Neil Stronski

                   June Dipchand

Email:        Howard.Ellin@skadden.com

                   Neil.Stronski@skadden.com

                   June.Dipchand@skadden.com

If to the Company, to:

VCA Inc.

12401 West Olympic Boulevard

Los Angeles, California 90064-1022

Attention: Robert L. Antin, Chief Executive Officer and President

Email:      ba.antin@vca.com

VCA Inc.

12401 West Olympic Boulevard

Los Angeles, California 90064-1022

Attention: Legal Department

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1999 Avenue of the Stars

Suite 600

Los Angeles, CA 90067-6022

(310) 728-3204

Attention:  Frank Reddick

Email:        freddick@akingump.com

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue

Suite 4100

Dallas, TX 75201-4624

(214) 969-2800

Attention:  J. Kenneth Menges Jr., P.C.

Email:        kmenges@akingump.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, that such notification shall only be effective on the date specified in such notice or three (3) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, that each of Merger Sub and Acquiror may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent upon prior written notice to the Company, but no such assignment shall relieve Parent, Acquiror or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties hereto.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Acquiror, and Merger Sub; provided, that, without the further approval of the stockholders of the Company and the sole stockholder of Merger Sub, no such amendment or waiver shall be made or given after the Company Stockholder Approval that requires the approval of the stockholders of the Company or the sole stockholder of Merger Sub under the DGCL unless the required further approval is obtained; provided, further, that this further proviso to this first sentence of Section 9.11 and Sections 8.3(f), 9.4, 9.5(c), 9.6 and 9.13 may not be amended or waived in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Acquiror and Merger Sub, on the other hand, may, to the extent not prohibited by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Acquiror or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Acquiror and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. The foregoing notwithstanding, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 No Third Party Beneficiaries. Except for (a) the right of the Company Indemnified Parties to enforce the provisions of Section 6.9 (Indemnification and Insurance), (b) the rights of the Company, its Subsidiaries and their respective Representatives to enforce the provisions of Section 6.12(c) (Financing Cooperation), (c) at and after the Effective Time, the rights of the holders of shares of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (d) at and after the Effective Time, the rights of the holders of Company Options, Company Restricted Stock and Restricted Stock Units to receive the payments contemplated by the applicable provisions of Section 3.3, in each case in accordance with the terms and conditions of this Agreement, (e) prior to the Effective Time, the rights of the holders of Company Common Stock to pursue claims for damages for Acquiror’s or Merger Sub’s breach of this Agreement (provided, however, that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (e) of this Section 9.13 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion), each of Acquiror, Merger Sub and the Company agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The foregoing notwithstanding, each Debt Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Section 8.3(f), Section 9.4, Section 9.5, Section 9.6, the further proviso to the first sentence of Section 9.11 and this Section 9.13, and may enforce such provisions.

Section 9.14 Interpretation.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires; (iv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (vi) unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive; (vii) the word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date; (viii) references to “written” or “in writing” include in electronic form; (ix) provisions shall apply, when appropriate, to successive events and transactions; (x) a reference to any person includes such person’s successors and permitted assigns; (xi) references to “$” shall mean U.S. dollars; (xii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded; if the day at the end of the period is not a Business Day, then such period shall end on the close of the next immediately following Business Day; (xiv) references in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes; and (xv) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Each of the Parties has participated in the negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.15 Guaranty.

(a) Parent, in order to induce the Company to execute and deliver this Agreement, hereby absolutely, unconditionally and irrevocably guarantees (the “Guaranty”) each and every covenant, agreement and other obligation of Acquiror and Merger Sub, including the due, punctual and full payment and performance of Acquiror’s and Merger Sub’s (including their permitted designees’ and assigns’) obligations hereunder when due (and including, for the avoidance of doubt, in connection with any breach of any of Acquiror’s and Merger Sub’s representations, warranties or covenants herein), subject to any and all limitations on Acquiror’s and Merger Sub’s covenants, agreements and other obligations hereunder.

(b) This Guaranty is a guarantee of payment and performance, and not of collection, and Parent acknowledges and agrees that this Guaranty is full and unconditional, and no release or extinguishment of Acquiror’s and Merger Sub’s and/or their respective designees’ or assigns’ Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this Guaranty. Parent hereby waives (i) any right to require the Company, as a condition of payment or performance by Parent of any obligations of Acquiror or Merger Sub hereunder, to proceed against Acquiror or Merger Sub or pursue any other remedy whatsoever in the event that Acquiror or Merger Sub fails to perform its obligations hereunder, and (ii) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law which limit the liability of or exonerate guarantors or sureties.

(c) Parent represents and warrants to the Company that (i) Parent is a Delaware corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority necessary to execute and deliver this Guaranty, and to perform its obligations hereunder, (ii) the execution, delivery and performance by Parent of this Guaranty have been approved by all requisite corporate action, and (iii) no other action on the part of Parent is necessary to authorize the execution, delivery and performance by Parent of this Guaranty. Except for the representations and warranties of Parent expressly set forth in this Section 9.15(c) and of Acquiror and Merger Sub expressly set forth in Article V, or in a certificate delivered pursuant to this Agreement, none of Parent, Acquiror, Merger Sub or any other person on behalf of Parent, Acquiror or Merger Sub makes any express or implied representation or warranty with respect to Parent, Acquiror, Merger Sub or with respect to any other information provided to the Company or any of its Affiliates in connection with the transactions contemplated hereby.

(d) Without limiting in any way the foregoing Guaranty, but subject in all respects to any and all limitations on Acquiror’s and Merger Sub’s covenants, agreements and other obligations hereunder, Parent agrees to cause, and to take all actions to enable, Acquiror and Merger Sub to adhere to each provision of the Agreement which requires an act or omission on the part of Acquiror or Merger Sub or any of their respective Affiliates to cause or enable Acquiror and Merger Sub to comply with their respective obligations under this Agreement.

(e) The provisions of Section 9.1 (No Survival), Section 9.2 (Expenses), Section 9.3 (Counterparts; Effectiveness), Section 9.4 (Governing Law), Section 9.5 (Jurisdiction; Specific Enforcement), Section 9.6 (Waiver of Jury Trial), Section 9.7 (Notices), Section 9.8 (Assignment; Binding Effect), Section 9.9 (Severability), Section 9.10 (Entire Agreement), Section 9.11 (Amendments; Waivers), Section 9.12 (Headings), Section 9.13 (No Third Party Beneficiaries) and Section 9.14 (Interpretation) of this Agreement will be deemed to be applicable to this Section 9.15, and for the purposes of such Sections, Parent shall be considered a “Party”.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VCA INC.

By:	/s/ Robert L. Antin
Name: Robert L. Antin
Title: Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

MMI HOLDINGS, INC.

By:	/s/ Peter Seka
Name: Peter Seka
Title: Authorized Signatory

By:	/s/ Alistair Mackworth Gee
Name: Alistair Mackworth Gee
Title: Authorized Signatory

VENICE MERGER SUB INC.

By:	/s/ Peter Seka
Name: Peter Seka
Title: Authorized Signatory

By:	/s/ Alistair Mackworth Gee
Name: Alistair Mackworth Gee
Title: Authorized Signatory

MARS, INCORPORATED
(solely for the purposes of Section 9.15)

By:	/s/ Peter Seka
Name: Peter Seka
Title: Authorized Signatory

By:	/s/ Alistair Mackworth Gee
Name: Alistair Mackworth Gee
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]